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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cokpland Co Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008 E
THOMSON FINANCIAL

FILE NO. 82- 03260

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dew

DAT : 4/24/08

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code 43)



ANNUAL REPORT 2007

CONTENTS

CORPORATE PROFILE

C.P. Pokphand Co. Ltd. ("CPP" or the "Company") was established in 1987 and listed on The Stock Exchange of Hong Kong Limited in 1988 under Stock Code 43. The business operations of CPP are based in China, covering agricultural and industrial sectors. Over the years, the Company upholds the principle of 'Benefit to the Country, Benefit to the People, Benefit to the Company' in running the businesses, and has won the support and confidence of our customers and business partners.

CPP operates the agribusiness and industrial business through subsidiaries, jointly-controlled entities and associates in China. Our agribusiness includes:

- Feed – produces complete feed and concentrated feed for poultry, swine and aqua
- Food Integration – applies the vertically integrated model to produce raw and cooked poultry products sold in domestic and overseas markets
- Breeding & Rearing – rears and sells day-old chicks, piglets, broilers and swines
- Biochemical – produces feed additives including Chlortetracycline ("CTC") and L-Lysine

CPP's industrial business is composed of three jointly-controlled entities:

- Motorcycle – manufactures motorcycles under the name of 'Dayang'
- Caterpillar Machinery Dealership – CPP is the sole agent of Caterpillar in western China and provides dealership services for more than 30 types of Caterpillar products
- Carburetors and Automobile Accessories – manufactures motorcycle carburetors and general carburetors, and also automobile accessories

For more information, please visit CPP's website at http://www.cpp.hk.

FINANCIAL HIGHLIGHTS

(Unit: US$'million)	2007	2006
Income Statement Summary		
Turnover	2,284.8	1,691.5
Gross Profit	248.8	168.7
EBITDA	110.1	39.0
Profit/(Loss) Attributable to Equity Holders of the Company	2.5	(49.7)
Basic Earnings/(Loss) Per Share *(US cents)*	0.086	(1.721)
Diluted Earnings Per Share *(US cents)*	N/A	N/A
Balance Sheet Summary		
Cash & Cash Equivalents	82.9	55.1
Total Assets	1,061.6	971.8
Total Bank Loans	557.7	563.1
Total Liabilities	948.4	870.3
Total Equity	113.2	101.5
Financial Ratio		
Gross Profit Margin (%)	10.9%	10.0%
Net Profit Margin (%)	0.1%	(2.9)%
Total Bank Loan to Total Equity Ratio	4.93	5.55
Total Liabilities to Total Equity Ratio	8.38	8.57

Five Years Turnover Trend


US$' million
2,620
2,120
1,620
1,120
620
120
1,657
1,713
1,833
1,691
2,285
2003
2004
2005
2006
2007

Five Years Gross Profit Trend


US$' million
Gross Profit
Gross Profit Margin (%)
(%)
260
240
220
200
180
160
140
120
12
11
10
9
8
7
6
5
9.9%
9.5%
11.0%
10.0%
10.9%
164.9
162.5
201.1
168.7
248.8
2003
2004
2005
2006
2007

CHAIRMAN'S STATEMENT



中國心

The year 2007 saw even stronger growth in China's overall economy, with the agricultural sector on a recovery track and the industrial sector showing steady growth. Riding on this improving economic environment, our Group's agribusinesses showed signs of improvement while our industrial business also reported substantial progress in 2007.

During the year under review, economic development in China did not show any signs of slowdown; national fixed asset investments continued to grow at a fast pace, with growth particularly noticeable in the western region of China where market demand for heavy-duty machinery equipment multiplied. Moreover, strong domestic consumption resulting from an improved standard of living also spurred domestic demand further and benefited sales of the Group's food products, motorcycles and carburetors.

As China's economy takes off, agricultural and industrial reforms have also been implemented. In an effort to augment agricultural industrialization, new laws on "Farmers' Professional Cooperatives" ("FPCs") were launched in July last year to empower the FPCs with legitimate rights and to provide systems for their establishment and operation, thereby, facilitating the development of the "new socialist village" and the agricultural industrialization.

With the FPCs in development, the Group has been researching ways of complementing new players and attaining communal benefits. Successful industrialization of China's agriculture will not come quickly; domestic agriculture will have to grow and reach a level of scale, standardization, specialization and commercialization, and to do so it will need not only time to mature, but also the support and coordination from government, financial institutions and enterprises. The inherent risk associated with funding the agricultural industry combined with government decisions to implement a tighter monetary control in order to combat domestic inflation could hinder the support of the FPCs by financial institutions, complicating further policy implementation.

In recent years, food and products from China have been repeatedly exposed to safety and quality issues and corrective measures of such will be overseen both at home and overseas. Coupled with a rising yuan, China's exports will certainly be impacted. Regarding the Group's stance on product safety and quality, the Group has always run its businesses with integrity, putting the safety and well-being of our customers above all else by adhering to strict safety and quality in all products, winning credibility from our customers. Indeed, sales of our cooked food products in domestic and overseas markets both recorded growth last year, with sales particularly strong in the domestic market.

Demand for feed additives has not been affected much by market concern over food safety. It is anticipated that feed additives will remain in demand. As the biggest manufacturer of Chlortetracycline ("CTC") in China, the Group has been recording steady growth over the recent years. Our new Hydrochloride CTC plant, located in Putan, Fujian, with an annual capacity of 1,000 tons will be ready to go into production in 2008, further strengthening the Group's capability of producing CTC.

In recent years, our industrial business has also been progressing steadily, and performance was particularly strong last year. Our 'Dayang' brand motorcycle won the "2007 China's 500 Most Valuable Brands", and we are the designated sole agent in the western region of China for the world's largest construction and mining equipment producer, Caterpillar. Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni"), one of our jointly-controlled entities, is also the biggest motorcycle carburetor producer in China.

CHAIRMAN'S STATEMENT

Currently, China is the world's largest producer of motorcycles, with sales reaching a new record high exceeding 25 million motorcycles last year, more than double compared to the year 2000. With the industry growing robustly, business prospects of the Group's motorcycles and motorcycle carburetors have been positively enhanced. In anticipation of the new emission control standards, "National Standard III", which is coming into effect in July 2008, the Group is fully prepared, expecting the Group's motorcycles to pass the new standards by then.

With our strategic partner, Caterpillar, we are also collaborating closely to achieve stellar performance. Last year, fixed asset investments in western China reached as high as 28.2%, which surpassed the national level. The mining, construction and real estate industries were developing vigorously. Leveraging the Group's position in China, sales of heavy-duty machinery equipment recorded impressive performance on the back of Caterpillar's focus on the Chinese market and providing enhanced support for its business agents.

China is hosting the Olympic in 2008 and the motto of the Olympics games promotes constant progress, "Even Higher, Even Quicker, Even Stronger". As a company honored for "The Most Heart in China", we have always put our mission of "Benefit to the Country, Benefit to the People, Benefit to the Company" to work, practicing the Olympic spirit of tireless improvement in the safety and quality of our products.

Finally, once again we thank our employees for their efforts and hard work over the past year, and we are grateful to our fellow shareholders, business partners and customers for their continued trust and support.

Sumet Jiaravanon
Chairman

Hong Kong, 27th March, 2008

Q&A
WITH CHIEF EXECUTIVE OFFICER


真誠
卜蜂國際

Q1 What are Farmers' Professional Cooperatives? What trends do you see in the agri-industry?

Farmers' Professional Cooperatives ("FPCs") are organizations aimed first of all at farmers and are voluntarily formed by farmers to increase market power; members of the FPCs must either produce or provide similar agricultural products or services. Since the implementation of the "Farmers' Professional Cooperatives Law" in July, 2007, FPCs have been granted legal status. Members of the FPCs can pool together their resources to improve their bargaining power and economic situation while FPCs offer members a one-stop-service approach from day to day administration to finding outlets for members' products.

To succeed, FPCs must not only meet the individual needs of their members, but also improve their economic returns. In order to leverage economies of scale, FPCs will need to become bigger and more specialized; they must also find ways to improve access to the capital needed to strengthen their market position. In light of this, some agricultural veterans propose that the agri-industry should move toward a new framework of "Government + Financial Institutions + FPCs + Corporations". Within this framework, we will certainly see a more complex and uncertain operating environment because we will have more players influencing decisions now.

Q&A WITH CHIEF EXECUTIVE OFFICER

Q2 What is Hydrochloride Chlortetracycline ("Hydrochloride CTC")? What are its prospects?

Hydrochloride CTC is a by-product of the feed-grade CTC which is extracted through the process of fermentation and is an antibiotic drug which is applied to livestock feed. Hydrochloride CTC is relatively purer than feed-grade CTC and it can help livestock growers to better monitor the results of the drug's application; another advantageous characteristic of Hydrochloride CTC is its water-solubility.

We remain optimistic about the future of Hydrochloride CTC because market demand for feed additives is still strong. In addition, Hydrochloride CTC is also being approved by countries that have imposed strict controls on the use of feed additives; for example, European countries have stopped using feed-grade CTC and converted to the use of Hydrochloride CTC. We are the first producer in China to be granted the COS certification by the European Pharmacopoeia Commission, which means all our products are fully recognized for their security and quality.

Q3 How does CPP deal with the intense competition in the motorcycle market in China?

Our 'Dayang' brand is a famous local brand in China with high-quality assurance and sound brand image. In recent years, we have made improvements in our product designs; for example, for environmental protection, catalytic converters have been installed and new technologies to lower oil consumption and exhaust emission have been studied with an aim to reduce air pollution caused by motorcycle emissions. Moreover, to cater to the different needs of our customers, we employ high-tech software and facilities for our vehicle designs and continue to research and develop new products, further expanding our overseas market.

Q4 As the sole agent for Caterpillar in western China, what are the products CPP sells? What are its strategies in selling these products?

We carry more than 30 types of Caterpillar products, among which excavators and wheel loaders are the major ones. We will continue working closely with Caterpillar to carry out its sales strategies in China, expand the secondary market for used equipment, and strive for contracts involving large-scale infrastructure projects. Moreover, we are expanding Caterpillar's presence in the rental market.

Q5 How can Zhanjiang Deni become the biggest motorcycle carburetor producer in China? Who are its major customers?

Zhanjiang Deni has become the biggest motorcycle carburetor producer in China by means of leveraging the strength of its partner, KEIHIN Corp. of Japan, and their advanced technologies, along with its highly efficient distribution networks and long-standing reputation as a reliable supplier whose products are reasonably priced. Our major customers are Loncin, Zongshen, Yingang and Grand River.

2007 SIGNIFICANT EVENTS & AWARDS



Jan	Mianyang Chia Tai was awarded the 'Recommended Use Certificate for Aquatic Products Free of Harmful Ingredients'.
Mar	Qinhuangdao Chia Tai was selected in the 1st Annual Award for 'Company Recognized for Food Safety and Integrity' in Hebei Province.
	Trademark of 'Dayang' considered as 'Special Protection Trademark' by China Brand Research Institute.
Apr	Northern Ek Chor participated in the 2nd Annual Expo Central China held in Zhengzhou.
May	Launched Northern Ek Chor's new scooter, POPO, obtained 13 patents, marketed in batches and was well received by distributors.


荣誉证书


正大食品
CHIA TAI FOODS
DAYANG

2007 SIGNIFICANT EVENTS & AWARDS

Jun

Qinhuangdao Chia Tai was honored and awarded a certificate of 'Hebei Province Top 10 Feed Enterprises'.


荣誉证书
被评为河北省饲料行业
十大明星企业

The Group's 'Dayang' was selected as one of 'China's 500 Most Valuable Brands' in 2007, ranked 280 by World Brand Lab and icxo.com.

Jul

Northern Ek Chor was selected as 'MECHPOST 500 China' in 2007, ranked 196, by China Machinery Enterprise Management Association, Research Institute of Machinery Industry Economic and Management, icxo.com and machine.icxo.com.

Aug

The Group signed a cooperative agreement for the swine industrialization project with the government of Ganzhou.

Aug & Sep

The Group participated in the '3rd Annual China Catering & Food Fair' held in Beijing.


中国驰名商标
赣州市政府
正大

Sep	Xianghe Chia Tai was designated the title of 'Honest Corporation in Hebei Province' from 11 institutions such as Hebei Provincial Office, SAT and Hebei Consumers' Association.
Oct	Zhanjiang Deni was awarded the title '2007 Superior Quality' by Beijing Delphi Wanyuan Engine Management System Co. Ltd.
	Named the 'Transnational Company with The Most Heart in China' by R&D center of transnational corporation in China and the Foreign Investment in China magazine.
Nov	'Dayang' was selected '500 Top Quality' in 2007 by People's Daily Online, Consumers Daily News and China 12365.com.
	The Group was awarded the 'Top 10 Feed Enterprises with Best Practices in Public Welfare' by the Committee of China Feed Economy.
Dec	The Group was awarded for the 'Best Feed Company for Human Capital Management' from the Committee of China Feed Economy.


河北省诚信企业证书


荣誉证书


DAYANG
DEKNI
ECI-Metro
CAT
易初明通

CHINA ECONOMIC OVERVIEW

During the year under review, China's economy continued going strong. Standard of living continued to improve resulting in strong domestic demand for food products and consumables which subsequently drove their prices upward. Among food prices, the price of pork rose the most as a result of supply shortages in the market, leading to corresponding price increases in poultry products. Likewise, demand for consumables products like motorcycles and carburetors also reported sustained growth.

Fixed asset investments in China continued to grow at a fast pace, with growth particularly prominent in the western region of China resulting from the vigorous development in the real estate, construction and mining industries, which further increased the market demand for heavy-duty machinery equipment.

BUSINESS REVIEW

For the year ended 31st December, 2007, the Group recorded a profit of US$4.2 million (2006: Loss of US$54.3 million). Profit derived from agribusiness was US$10.0 million (2006: Loss of US$45.4 million), while industrial business was US$5.8 million (2006: US$3.1 million). Profit attributable to equity holders amounted to US$2.5 million, turning around last year's loss of US$49.7 million.

Sales Distribution in 2007


Biochemical
3.7%
Breeding
& Rearing
6.3%
Others
7.4%
Feed
59.2%
Food
Integration
23.4%

AGRIBUSINESS

Compared with 2006, the turnover of the Group's agribusiness increased 35.1% to US$2,284.8 million, benefiting from the escalation in food prices for agricultural products as well as increases in market demand. All our operating divisions under agribusiness, namely feed, food integration, breeding and rearing as well as biochemical businesses, reported growth in turnover. Overall production cost, however, gave way under the pressure of rising prices for raw materials such as corn and soybean meal.

FEED

The Group's turnover in 2007 was largely derived from feed business which accounted for 59.2%. Compared with 2006, turnover increased by 42.5% to US$1,352.9 million, driven by an encouraging environment in the domestic breeding and rearing industry. During the year under review, sales volume of feed rose 16.8% to 4,145,000 tons, in which poultry feed and swine feed constituted the vast majority of our feed products.

Feed Sales Distribution in 2007



Other Feed 0.8%
Cattle Feed 3.9%
Aqua Feed 10.1%
Swine Feed 31.5%
Poultry Feed 53.7%

According to the China Animal Agriculture Association, average selling price of complete feed for broiler and swine during the year rose over 10% to RMB2.33 and 2.14 per kg, respectively. Prices for raw materials such as corn and soybean meal also rose during the year, to RMB1.61 and 2.96 per kg, respectively, up more than 14%, resulting in a rise of the feed production cost; hence, gross profit margin of the Group's feed business dropped from 12.7% to 10.5%, compared to last year.

FOOD INTEGRATION

The Group applies the vertically integrated model to produce all its raw and cooked food products. Riding on the escalation in prices for agricultural products in China, the turnover of food integration increased by 14.3% to US$534.7 million (2006: US$468.0 million), accounting for 23.4% of the Group's turnover. Its gross profit margin rose from 3.8% to 7.8%. During the year under review, sales volume of cooked food products grew steadily from 72,100 tons to 78,800 tons. However, sales volume of raw food products dropped from 151,600 tons to 122,700 tons due to overall livestock inventories that were unable to match market demand which resulted in shortages of production for day-old chicks and broilers.

Food Sales Volume



Thousand Tons
200
180
160
140
120
100
80
60
40
20
0
151.6
122.7
72.1
78.8
Raw Food
Cooked Food
2006
2007

BREEDING AND REARING

Turnover of the Group's breeding and rearing business reached US$143.6 million, an improvement which was driven largely by a domestic price surge in livestock products. Yet, total sales volume of the Group's day-old chicks dropped about 20% caused by the Group's level of livestock inventories being unable to meet the market demand.

During the year under review, market prices for broilers, hogs, day-old chicks and piglets soared. According to the China Animal Agriculture Association, average selling prices for broilers, hogs, and piglets went up between 30% and 100%, to RMB13.15, 11.84 and 18.60 per kg, respectively. Meanwhile, average selling price for day-old chicks also increased about 50% to RMB2.87 per bird.

Biochemical Sales Distribution in 2007


Others
0.5%
Hydrochloride CTC
17.0%
L-Lysine
22.8%
Feed
Grade CTC
59.7%

BIOCHEMICAL

Currently the largest producer of Chlortetracycline ("CTC") in China, the Group's biochemical business engages in the manufacturing and sales of CTC, and has an annual production capacity of 42,100 tons for feed-grade CTC and 950 tons for Hydrochloride CTC. The biochemical business in 2007 maintained stable performance, with turnover reported US$85.4 million, and gross profit margin a slight drop to 17.3% (2006: 18.0%). Turnover of the feed-grade CTC and the Hydrochloride CTC, two of the main products, accounted for approximately 59.7% and 17.0%, respectively, of the turnover of this segment.

Both feed-grade CTC and Hydrochloride CTC are feed additives with broad-spectrum antibacterial properties and are widely used in livestock feed. Hydrochloride CTC is a refined product extracted from feed-grade CTC through the process of fermentation. Compared with feed-grade CTC, it has a higher degree of purity and is easier to differentiate when mixed with other medicines; therefore, it can also be used as a raw material for animal drugs. During the year under review, Hydrochloride CTC has been in the industrial spotlight with its selling prices holding steady and domestic and overseas sales volumes rising 8.5% and 30.3% to 51 tons and 735 tons, respectively. In order to seize this market opportunity, the Group is building a new factory in Putan, Fujian, with annual capacity of 1,000 tons of Hydrochloride CTC. This new factory has already passed the government's requirements for environmental protection and is expected to be in full operation by 2008.

INDUSTRIAL BUSINESS

The Group's industrial business is composed of three jointly-controlled entities: Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") which engages in manufacturing and sales of motorcycles; ECI Metro Investment Co., Ltd. ("ECI Metro") which deals in sales of Caterpillar heavy-duty machinery equipment, and Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") which engages in the production and sales of carburetors and automobile accessories.

During the year under review, a total of US$5.8 million in the Group's profit was contributed by the three companies, up 86.3% as compared to last year.

MOTORCYCLE

As the world's largest producer of motorcycles, China reached a new record high in 2007 with sales exceeding 25,000,000 units, more than double compared to the year 2000, according to the China Association of Automobile Manufacturers. Driven by strong market demand, sales of Northern Ek Chor increased by 10.2% to 463,800 units, among which 100cc to 125cc models grew almost 10% to 327,200 units in 2007 from 297,600 units in 2006. Currently, Northern Ek Chor has over 5,000 sales agents throughout China, with Henan, Shandong, Anhui, Guangdong, Jiangsu and Hubei being the major sales provinces.

Sales Quantity of Motorcycles


Units
400,000
300,000
200,000
100,000
0
120,500
133,600
297,600
327,200
3,000 3,000
50-90cc
100-125cc
150cc or above
2006
2007

Despite a cut in the motorcycle export tax rebate from 13% to 9%, China's export sales of motorcycles continued to thrive in 2007, with sales increasing to 8.17 million units, an increase of 24.5% compared to that of last year according to the China Association of Automobile Manufacturers. Additionally, our Northern Ek Chor's export sales also reported a better than expected growth during the year, a 37.2% increase to 83,700 units, mainly to countries like the Philippines, Indonesia, Bangladesh, and Greece. Since China is still widely known as a country which offers low-end price range products, it is believed that ample export opportunities remain, especially for low-priced, quality motorcycles.

Domestic & Export of Motorcycle Sales Quantity in 2007


Export Sales
18.0%
Domestic Sales
82.0%

Northern Ek Chor's 'Dayang' brand, a domestic brand well known for its motorcycles, won the "2007 China's 500 Most Valuable Brands" and was also honored for "China's 500 Highest Quality". Leveraging the brand's recognition for high quality, Northern Ek Chor also carries out sales of the patent rights of the 'Dayang' brand to other domestic motorcycle enterprises on top of its own production. Guangzhou Dayang Motorcycle Co., Ltd is currently the biggest patent purchaser, which sold about 268,800 units of motorcycles under 'Dayang' brand last year.

In anticipation of the new emission control standards, "National Standard III", which is coming into effect in July 2008, Northern Ek Chor is fully prepared, expecting all of its motorcycles to meet the required standards by that time. As social concerns for environmental protection steps up, Northern Ek Chor is also developing more low-exhaust and fuel-efficient vehicles and at the same time, finding ways to enhance product appearance as well as other important features so as to cater to the different needs of customers.

Sales Quantity of Excavators & Wheel Loaders


Units
1000
800
600
400
200
0
710
23
843
81
2006
2007
Excavators
Wheel Loaders

CATERPILLAR MACHINERY DEALERSHIP

ECI Metro is the sole agent in western China for Caterpillar, the world's largest producer of construction and mining equipment, with services including sales, leasing and repair throughout the eight provinces and one municipality there. During the year under review, ECI Metro sold a total of 991 units of machinery equipment, an increase of 28.9% from 769 units in 2006.

ECI Metro principally deals in the sales of excavators. With the mining, real estate and construction industries in western China developing vigorously, 2007 sales of ECI Metro's excavators recorded 843 units, up 18.7% as compared to last year. In order to complement Caterpillar's strategy for China development, ECI Metro also partners with Shandong SEM Machinery, one of the leading domestic manufacturer of wheel loaders (wholly-owned by Caterpillar effective February 2008) to distribute SEM wheel loaders. Sales of SEM wheel loaders in 2007 was 73 units, increased by 2.5 times compared to last year.

Besides being the dealership for the products of Caterpillar and SEM, ECI Metro is now expanding into the second-hand market with its associated emerging business opportunities in China.

CARBURETORS AND AUTOMOBILE ACCESSORIES

Zhanjiang Deni is currently the biggest manufacturer of motorcycle carburetors in China. During the year under review, sales of its carburetors was 6,710,000 units, in which motorcycle carburetors represented the major product type. As for the sales volume of automobile accessories, 1,500 tons was recorded, a surge of 83.1% compared to that of last year. Gross profit margin showed noticeable improvement as a result of economies of scale.

An annual growth rate of 20% for China's automobile industry has been projected (according to China's 11th 5 years Plan); the Group believes the automobile accessories market will continue to experience high demand especially given the expected growth of the automobile industry. As a result, the Group will expand the business scope of its automobile accessories business.

PROSPECTS

Looking ahead to 2008, on the food business side, the Group will make every endeavor to ensure all the safety and quality standards from different organizations continue to be met. On the biochemical business side, the Group continues to improve its products by observing the strict regulatory requirements for CTC imposed by Chinese and overseas authorities. The Group will also make appropriate operational changes corresponding to the changing demands of CTC in the PRC and overseas markets, as well as the exchange rate fluctuations on RMB.

On the industrial business side, the Group remains positive in the outlook for the motorcycle industry and will continue to develop new products in the domestic market to meet the needs of these customers. We are also expanding our overseas market to meet the rising demand for motorcycles in countries like Bangladesh, Brazil, Argentina and Greece, as well as increasing our production of automobile accessories to keep up with the growth of the motorcycle and automobile industries.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31st December, 2007, the Group had total assets of US$1,061.6 million, increasing 9.2% as compared with US$971.8 million as at 31st December, 2006.

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests) were US$557.7 million and 492.6% respectively, as compared to US$563.1 million and 554.7% as at 31st December, 2006.

Most of the borrowings by the Group are in US$ and RMB, and the interest rates ranged from 4.9% to 9.8% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB in the year has had insignificant impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans. The Group had cash and cash equivalents of US$82.9 million as at 31st December, 2007 (31st December, 2006: US$55.1 million), an increase of US$27.8 million.

CHARGES ON GROUP ASSETS

As at 31st December, 2007, out of the total borrowings of US$557.7 million (2006: US$563.1 million) obtained by the Group, only US$188.3 million (2006: US$195.0 million) were secured and accounted for 33.8% (2006: 34.6%) of the total. Certain of the Group's property, plant and equipment and lease prepayments located in the PRC and Hong Kong and fixed deposit with net book value of US$245.0 million (2006: US$215.8 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2007, the guarantees provided by the Group were US$27.8 million (31st December, 2006: US$9.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2007, the Group employed around 33,000 staff (including 9,700 staff from the jointly-controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

CORPORATE GOVERNANCE REPORT

C.P. Pokphand Co. Ltd. (the "Company") is committed to maintain high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value and accountability. Throughout the year ended 31st December, 2007, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), save for the deviation from code provision A.4.2 to be discussed below.

This report describes our corporate governance practices and explains the applications of the principles of the CG Code and the reason for the aforesaid deviation.

A. BOARD OF DIRECTORS

Board

The Board is accountable to the shareholders for leadership and control of the Company and is collectively responsible for promoting the success of the Company and its businesses by directing and supervising the Company's affairs. The Board focuses on overall corporate strategies and policies with attention particularly paid to the growth and financial performance of the Group.

The Board has determined that certain matters such as strategic planning, significant transactions and financial budget should be retained for the Board's approval. It has formalised the functions reserved to the Board to achieve a clear division of the responsibilities of the Board and the management. The Board delegated its responsibilities to the senior management to deal with day-to-day operations and review those arrangements on a periodic basis. Management has reported to the Board and obtained prior approval before making decisions for key matters or entering into any commitments on behalf of the Company.

To maximise the effectiveness of the Board and to encourage active participation and contribution from Board members, the Board has established executive board committee, audit committee and remuneration committee with specific written terms of reference to assist in the execution of their duties. The terms of reference of each of the committees are reviewed and amended (if necessary) from time to time, as are the committees' structure, duties and memberships.

The Company Secretary and the Qualified Accountant shall, as far as possible, attend all meetings of the Board/committees to advise on corporate governance, statutory compliance, accounting and financial matters. All directors have access to the Company Secretary who is responsible for the Group's compliance with the continuing obligations of the Listing Rules, Code on Takeover and Mergers and Share Repurchases, Companies Ordinance, Securities and Futures Ordinance and other applicable laws, rules and regulations etc.

A. BOARD OF DIRECTORS (continued)

Board (continued)

All directors are given the opportunities to include matters to be discussed in the agenda of the Board/committee meetings. The Company Secretary is delegated with the responsibility to prepare the agenda and, where appropriate, take into account any matters proposed by each director/committee member for inclusion in the agenda.

Other than exceptional circumstances, an agenda accompanied by any related materials are circulated to all directors in a timely manner and at least three days before the date of scheduled meeting. Where queries are raised by directors, responses should be given as promptly and fully as possible within a reasonable time.

The Board meets regularly and at least four board meetings are scheduled annually at approximately quarterly intervals. Ad-hoc meetings are convened when it considers necessary. Notices of regular Board/committee meetings are given at least 14 days before the date of meeting. For all other Board/committee meetings, reasonable notices are given.

Minutes of the Board/committee meetings are recorded in details for the matters considered by the participants of such meetings and decisions reached, including concerns raised by directors or dissenting views expressed. Draft and final versions of minutes are circulated to relevant directors or committee members within a reasonable time after the meetings are held and taken as the true records of the proceedings of such meetings. They are kept by the Company Secretary or secretary of the committees and are open for inspection at any reasonable time on reasonable notice by any director. All directors are entitled to have access to board papers and related materials unless there are legal or regulatory restrictions on disclosure due to regulatory requirements.

Directors are provided with complete, adequate explanation and information to enable them to make an informed decision or assessment of the Group's performance, position and prospects and to discharge their duties and responsibilities on timely basis. The directors, to properly discharge their duties, are given access to independent professional advisers, when necessary, at the expense of the Company.

If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with by way of a Board/committee meeting and the interested shareholder or director shall not vote nor shall he/she be counted in the quorum present at the relevant meeting. Independent non-executive director who, and whose associates, have no material interest in the transaction, should be presented at such a board meeting.

The Company has arranged appropriate insurance cover in respect of legal actions against its directors and officers.

A. BOARD OF DIRECTORS (continued)

Board Composition

The Board currently consists of twelve Executive Directors (including a Chairman, an Executive Chairman, three Executive Vice Chairmen, a Chief Executive Officer ("CEO"), a Chief Financial Officer and a Chief Operating Officer) and three Independent non-executive directors ("INEDs").

Position		Name of Directors
Chairman & Executive Director	:	Mr. Sumet Jiaravanon
Executive Chairman & Executive Director	:	Mr. Dhanin Chearavanont
Executive Vice Chairmen & Executive Directors	:	Mr. Thanakorn Seriburi
		Mr. Meth Jiaravanont
		Mr. Anan Athigapanich
Chief Executive Officer & Executive Director	:	Mr. Damrongdej Chalongphuntarat
Chief Financial Officer & Executive Director	:	Mr. Robert Ping-Hsien Ho
Chief Operating Officer & Executive Director	:	Mr. Bai Shanlin
Executive Directors	:	Mr. Soopakij Chearavanont
		Mr. Nopadol Chiaravanont
		Mr. Benjamin Jiaravanon
		Mr. Narong Chearavanont
Independent Non-Executive Directors	:	Mr. Kowit Wattana
		Mr. Sombat Deo-isres
		Mr. Ma Chiu Cheung, Andrew

The attributes, skills and expertise among the existing directors have a balance and mix of core competencies in areas such as accounting and finance, legal, business and management, agribusiness operations and marketing strategies.

The INEDs meet the requirements of independence under the Listing Rules so that there is sufficient element of independence in the Board to exercise independent judgements. The Board considers that all of the INEDs are independent and has received from each of them the confirmation of independence as required by the Listing Rules.

A. BOARD OF DIRECTORS (continued)

Board Composition (continued)

The INEDs have the same duties of care and skill and fiduciary duties as the executive directors. They are expressly identified as such in all corporate communications that disclose the names of directors of the Company. The functions of INEDs include, but not limited to:

- participating in Board meetings to bring an independent judgement to bear on issues of corporate strategy, corporate performance, accountability, resources, key appointments and standard of conducts;

- taking the lead where potential conflicts of interests arise;

- serving and active participating on committees, if invited;

- attending general meetings of the Company and developing a balanced understanding of the views of shareholders; and

- scrutinising the Group's performance in achieving agreed corporate goals and objectives and monitoring the reporting of performance.

Chairman and Chief Executive Officer

The Chairman of the Company is Mr. Sumet Jiaravanon, Executive Chairman of the Company is Mr. Dhanin Chearavanont and the CEO is Mr. Damrongdej Chalongphuntarat. The positions of the Chairman and CEO are held by separate individuals with a view to maintain an effective segregation of duties between management of the Board and the day-to-day management of the Group's business. There is no financial, business, family or other material/relevant relationship between the Chairman and CEO.

Mr. Sumet Jiaravanon as Chairman and Mr. Dhanin Chearavanont as Executive Chairman, who are brothers, provide leadership to the Board so that the Board works effectively and discharges its responsibilities and that all key and appropriate issues are discussed by the Board in a timely manner.

Mr. Damrongdej Chalongphuntarat as CEO has executive responsibilities over the business directions and operational decisions of the management and performance of the Group.

The Chairman also seeks to ensure that all directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

A. BOARD OF DIRECTORS (continued)

Appointment, Re-election and Removal

Appointment of new directors is a matter for consideration by the Board. It reviews the profiles of the candidates and makes recommendations on the appointment, re-election and retirement of directors.

The code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

Newly appointed director(s) of the Company will receive induction and reference materials to enable him/them to familiarise with the Group's history, mission, business operations and the Company's policies. Each director is briefed and updated to ensure that he has a proper understanding of the operations and business of the Group and that he is fully aware of his responsibilities of the latest changes under statute and common law, the Listing Rules, Companies Ordinance, Securities and Futures Ordinance, applicable legal and other regulatory requirements and the governance policies of the Company. Every new director will receive a "Memorandum on the Duties and Responsibilities of Directors of a Company Listed on the Main Board of The Stock Exchange of Hong Kong Limited" prepared by the Group's external legal advisers setting out guidelines on statutory and regulatory requirements.

The INEDs are appointed for a successive term of one year each and are subject to retirement by rotation and re-election by shareholders at annual general meeting, in accordance with the Company's Bye-Laws.

The names and biographical details of the directors who will offer themselves for re-election at the forthcoming annual general meeting are set out in the relating circular accompanying the notice of meeting, to assist shareholders in making an informed decision on their elections.

Every director shall ensure that he can contribute sufficient time and effort to the corporate affairs of the Company once he accepts the appointment.

A. BOARD OF DIRECTORS (continued)

Committees

The Board has established Audit Committee, Executive Board Committee and Remuneration Committee with written terms of reference to enable such committees to discharge their functions properly.

Executive Board Committee ("EBC")

The EBC was established on 13th September, 2005. It consists of Messrs. Dhanin Chearavanont (Chairman), Thanakorn Seriburi, Meth Jiaravanont, Anan Athigapanich, Damrongdej Chalongphuntarat, Robert Ping-Hsien Ho and Bai Shanlin.

The EBC meets as and when required to oversee the day-to-day management of the Group.

All resolutions or recommendations approved by the EBC will be reported to the Board, unless there are legal or regulatory restrictions.

Remuneration Committee ("RC")

The RC was established on 13th September, 2005. It consists of Messrs. Dhanin Chearavanont (Chairman), Meth Jiaravanont, Kowit Wattana (INED), Sombat Deo-isres (INED) and Ma Chiu Cheung, Andrew (INED).

The principal functions of the RC include:

- recommending the Board on the Company's policies and structure for the remuneration of the directors and senior management of the Group;
- determining the remuneration packages of all executive directors and senior management;
- reviewing and approving compensation to directors and senior management in connection with any loss or termination of their office or appointment; and
- ensuring no director or any of his associates is involved in deciding his own remuneration.

The RC has held a meeting during the year to discuss and review the remuneration policy and package for directors. The emoluments of directors are determined by reference to the experiences, responsibilities, employment conditions and time-commitment in the Group's affairs and performance of each director as well as salaries paid by comparable companies and the prevailing market conditions. The Company has adopted a share option scheme as early as 10th April, 1992, which serves as an incentive to attract, retain and motivate talented eligible staff, including the directors. Members of the RC, however, do not participate in the determination of their own remuneration. Details of the directors' emoluments is set out in note 13 to the financial statements.

A. BOARD OF DIRECTORS (continued)

Committees (continued)

Remuneration Committee ("RC") (continued)

The RC consults the Chairman and CEO about its proposals relating to the remuneration of other executive directors and has access to professional advice if it considers necessary. The Company provides sufficient resources to RC to discharge its duties.

The terms of reference of the RC is available from the Company Secretary on request and is posted on the Company's website.

Audit Committee

The AC was established on 28th January, 1999. It consists of three INEDs, Messrs. Ma Chiu Cheung, Andrew (Chairman), Kowit Wattana and Sombat Deo-isres, who together have sufficient accounting and financial management expertise, legal and business experience to discharge their duties. The terms of reference of the AC were revised on 30th March, 2005 in terms substantially the same as the provisions set out in the CG Code.

The Company provides sufficient resources to the AC for discharging the duties. The duties and responsibilities are set out clearly in its terms of reference which includes:

- considering and recommending the appointment, re-appointment and removal of external auditors;
- approving the remuneration and terms of engagement of external auditors, any questions of resignation or dismissal of the external auditors;
- reviewing and monitoring the external auditors' independence, discussing the nature and scope of the audit and reporting obligations before the audit commences;
- monitoring integrity of financial statements and reviewing the interim and annual financial statements and reports before submission to the Board;
- reviewing the Group's financial controls, internal control and risk management systems;
- considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response; and
- reviewing the external auditors' audit results and communications report, any material queries raised by the auditors to management in respect of the accounting records, financial reporting procedures or systems of control and management's response and ensuring that the Board will provide a timely response to the issues raised.

A. BOARD OF DIRECTORS (continued)

Committees (continued)

Audit Committee (continued)

The AC met two times during the year 2007 and performed the following work:

- Reviewed and discussed with management and the external auditors regarding the financial statements for the year ended 31st December, 2006 and audits results and communications report;

- Reviewed with management the unaudited interim financial statement for the six months ended 30th June, 2007;

- Reviewed the findings and recommendations of the internal audit department on the operations and performance of the Group;

- Reviewed the effectiveness of internal control system; and

- Recommended to the Board, for the approval by shareholders, of the re-appointment of the external auditors.

Minutes of AC are kept by the Company Secretary. Draft and final versions of minutes have been sent to all members of the AC within a reasonable time after the meeting for their comments and records respectively.

The terms of reference of the AC is available from the Company Secretary on request and is posted on the Company's website.

A. BOARD OF DIRECTORS (continued)

Board and Committee Attendance

The Board held four regular meetings in 2007. Details of the attendance of individual director at Board meetings and committee meetings during the year 2007 are set out below:

	No. of meetings attended/held		
Directors	Board	Remuneration Committee	Audit Committee
Executive Directors			
Mr. Sumet Jiaravanon	2/4	–	–
Mr. Dhanin Chearavanont	4/4	0/1	–
Mr. Thanakorn Seriburi	2/4	–	–
Mr. Meth Jiaravanont	2/4	1/1	–
Mr. Anan Athigapanich	3/4	–	–
Mr. Damrongdej Chalongphuntarat	4/4	–	–
Mr. Robert Ping-Hsien Ho	4/4	–	–
Mr. Bai Shanlin	3/4	–	–
Mr. Soopakij Chearavanont	2/4	–	–
Mr. Nopadol Chiaravanont	4/4	–	–
Mr. Benjamin Jiaravanon	1/4	–	–
Mr. Narong Chearavanont	2/4	–	–
Independent Non-Executive Directors			
Mr. Kowit Wattana	2/4	0/1	0/2
Mr. Sombat Deo-isres	4/4	1/1	2/2
Mr. Ma Chiu Cheung, Andrew	4/4	1/1	2/2
No. of meetings	4	1	2

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Save as disclosed above, there are no family relationships among members of the Board.

A. BOARD OF DIRECTORS (continued)

Securities Transactions by Directors and Employees

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they have confirmed that they have fully complied with the required standards set out in the Model Code throughout the year ended 31st December, 2007.

The Company has also adopted a code of securities dealing for all employees/senior management (the "Code") on terms no less exacting than the Model Code. Officers/ employees as defined in the Code deemed to be in possession of unpublished price-sensitive or confidential information in relation to the Company or its shares are required to prohibit from dealing in securities of the Company during the black-out period for compliance with the Code.

B. ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board acknowledges its responsibility for preparing the financial statements which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis, with supporting assumptions or qualifications as necessary. The directors have also ensured the timely publication of the financial statements of the Group.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 48 to 49 of this annual report.

The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved.

The Board endeavours to ensure a balanced, clear and understandable assessment of the Group's position and prospects to extend the Group's financial reporting including annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements and application accounting standards.

B. ACCOUNTABILITY AND AUDIT (continued)

Internal Controls

The Board is responsible for managing business and operational risks and maintaining a proper and effective system of internal control to safeguard the shareholders' investment and the Group's assets.

The directors conducted annual review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls, and risk management functions.

The Group maintains a centralised cash management system for the Group's treasury function to oversee the Group's investment, lending and borrowing activities.

The Group has established guidelines and procedures for the approval and control of expenditure. Operating expenditures are subject to the overall budget control and are controlled by each business with approval levels for such expenditures being set by reference to each executive's and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment.

Auditors' Remuneration

During the year under review, the remuneration paid to the Group's external auditors, Messrs. Ernst & Young is set out as follows:

	2007 **Fee Paid/Payable** *(US$'000)*
Audit Services	805
Taxation Advisory Services	3
Other Advisory Services	33

C. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company aims to provide its shareholders with high standards of disclosure and financial transparency through the publication of annual and interim reports, published announcements and circulars made through the Company's and Stock Exchange's websites.

The annual general meeting or other general meetings provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board as well as the chairman of AC who is also a member of the RC attended the 2007 Annual General Meeting. The chairman of the independent board committee attended the special general meeting held on 25th July, 2007 for approving continuing connected transactions.

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual directors.

Details of the poll voting procedures and rights of shareholders to demand a poll are included in circular convening a general meeting despatching to the shareholders of the Company. The Chairman of the meeting should ensure compliance with the voting by poll requirement.

The Chairman of the meeting should at the commencement of the meeting ensure that an explanation is provided of (1) the procedure for demanding a poll by shareholders before putting a resolution to the vote on a show of hands; and (2) the detailed procedures for conducting a poll and then answer any questions from shareholders whenever voting by way of a poll is required.

The Company should count all proxy votes, and except where a poll is required, the Chairman of a meeting should indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. The Company should ensure that votes cast are properly counted and records.

The Company regularly releases the latest corporate news of the Group's developments on its website at http://www.cpp.hk. The public are welcome to give comments and make enquiries through the Company's website.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Sumet Jiaravanon, aged 74, has been an Executive Director of the Company since 1988 and is the Chairman of the Company. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont for the planning and management of the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. Mr. Jiaravanon is also a Vice Chairman of True Corporation Public Company Limited, a company listed on the Stock Exchange of Thailand.

Mr. Dhanin Chearavanont, aged 69, has been an Executive Director of the Company since 1988. He is the Executive Chairman of the Company and the Chairman of the Remuneration Committee of the Company. He is also the Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon for the planning and management of the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. He is the Chairman of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited and C.P. Seven Eleven Public Company Limited, companies which are listed on the Stock Exchange of Thailand. Mr. Chearavanont is also a Director of Siam Makro Public Company Limited, a company listed on the Stock Exchange of Thailand.

Mr. Thanakorn Seriburi, aged 63, has been a Director of the Company since 1988 and is the Executive Vice Chairman of the Company. He is also the Vice Chairman of the Charoen Pokphand Group and the Chairman of the automotive and other industrial division of the Group. He holds directorship in several subsidiaries of the Group. Mr. Seriburi has been working on investment projects for the Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere.

Mr. Meth Jiaravanont, aged 50, has been the Executive Vice Chairman and an Executive Director of the Company since 2005. He is also a member of the Remuneration Committee of the Company. Mr. Jiaravanont obtained a Bachelor's degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business in Asia and USA. Mr. Jiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Anan Athigapanich, aged 56, has been the Executive Vice Chairman and an Executive Director of the Company since 2005. He graduated from Bangpar University in Agricultural Science and obtained an advanced degree in Agriculture, Sukhothai Thammatirat University, Bangkok, Thailand. Mr. Athigapanich is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operation.

Mr. Damrongdej Chalongphuntarat, aged 56, has been the Chief Executive Officer and an Executive Director of the Company since 2005. He obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. Mr. Chalongphuntarat is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operations.

Mr. Robert Ping-Hsien Ho, aged 59, has been the Chief Financial Officer and an Executive Director of the Company since 2005. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University. Mr. Ho holds directorships in several subsidiaries of the Group and has extensive experience in management and finance. He is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Bai Shanlin, aged 49, has been the Chief Operating Officer and an Executive Director of the Company since 2005. He obtained the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs, a Specialist Certificate in Livestock Management in the PRC and a Professional Diploma in Animal Science, Gansu College of Animal Husbandry. Mr. Bai is also the Vice Chairman of the Group's Agro-Industry Business in the PRC and holds directorships in several subsidiaries of the Group. He has extensive experience in agribusiness operations.

Mr. Soopakij Chearavanont, aged 44, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in the college of Business and Public Administration of New York University, USA and has extensive multinational, investment and management experience in various industries. Mr. Chearavanont is also the Chairman and an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange and a Director of True Corporation Public Company Limited and C.P. Seven Eleven Public Company Limited, companies which are listed on the Stock Exchange of Thailand.

Mr. Nopadol Chiaravanont, aged 47, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also a Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange.

Mr. Benjamin Jiaravanon, aged 37, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in USA and has extensive experience in business management. Mr. Jiaravanon is also a Vice President Commissioner of PT. Charoen Pokphand Indonesia, Tbk., a company listed on the Jakarta Stock Exchange.

Mr. Narong Chearavanont, aged 43, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in Finance and International Business from New York University, USA. He has extensive experience in the retail and trading industries. Mr. Chearavanont is also a Vice Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange and a Director of C.P. Seven Eleven Public Company Limited, a company listed on the Stock Exchange of Thailand.

Mr. Kowit Wattana, aged 61, joined the Company as Independent Non-Executive Director since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Wattana obtained a Bachelor of Public Administration (Political Science) from Police Cadet Academy. He had held various senior positions with the Royal Thai Police and had been the Police Commissioner-General of the Royal Thai Police.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Sombat Deo-isres, aged 67, has been an Independent Non-Executive Director of the Company since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Deo-isres obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. Mr. Deo-isres has held various senior positions with the Thai judiciary and is currently a Senior Judge of the Supreme Court of Thailand.

Mr. Ma, Andrew Chiu Cheung, aged 66, has been an Independent Non-Executive Director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma is a founder and a former director of Andrew Ma DFK (CPA) Limited. He is presently a director of Mayee Management Limited. He has more than 30 years' experience in the field of accounting and finance. He received his bachelor's degree in economics from the London School of Economics and Political Science (University of London) in the United Kingdom. Mr. Ma is a fellow member of the Institute of Chartered Accountants in England & Wales, the Hong Kong Institute of Certified Public Accountants, The Hong Kong Institute of Directors and The Taxation Institute of Hong Kong. He is currently also an independent non-executive director of several other listed companies in Hong Kong.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont and Narong Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont and Narong Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont and Narong Chearavanont are brothers. Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Benjamin Jiaravanon and Narong Chearavanont are cousins. Save as disclosed above, there are no family relationships between any director of the Company

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2007.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding.

The subsidiaries, jointly-controlled entities and associates of the Company are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31st December, 2007 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 50 to 163.

The directors do not recommend the payment of any dividend in respect of the year (2006: Nil).

SUMMARY FINANCIAL INFORMATION

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2007, as extracted from the published audited financial statements, are as follows:

	2007	2006	2005	2004	2003
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**1,061,558**	971,781	925,370	897,058	1,020,778
Total liabilities	**948,356**	870,271	774,141	794,238	871,381
Minority interests	**48,074**	47,558	55,106	51,672	49,023
Shareholders' equity	**65,128**	53,952	96,123	51,148	100,374
	1,061,558	971,781	925,370	897,058	1,020,778
Profit/(loss) for the year from ordinary activities attributable to equity holders of the Company	**2,487**	(49,728)	4,825	(62,386)	(62,758)

The above summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements.

INVESTMENT PROPERTIES

Details of movements in the Group's investment properties are set out in note 20 to the financial statements.

SHARE CAPITAL

Details of the Company's share capital are set out in note 36 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 37 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31st December, 2007, the Company had a share premium account in the amount of approximately US$73,897,000 (2006: US$73,897,000), may be distributed in the form of fully paid bonus shares. The directors presently have no intention of distributing the above distributable reserves.

DONATIONS

During the year, the Group made contributions for charitable and other purposes totalling US$387,000 (2006: US$355,000).

MAJOR CUSTOMERS AND SUPPLIERS

The turnover and purchases attributable to the five largest customers and suppliers accounted for less than 30% of the total Group's turnover and purchases for the year, respectively. 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), is a subsidiary of C.P. Seven Eleven Public Company Limited ("CP Seven Eleven"), which is an associate of the controlling shareholders of the Company, and therefore a connected person of the Company as defined under Rule 14A.11 of the Listing Rules, is one of the five largest customers of the Group referred to above.

Saved as disclosed above, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont

Independent non-executive directors:
Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

In accordance with the Company's bye-law 82, Messrs. Meth Jiaravanont, Mr. Damrongdej Chalongphuntarat, Nopadol Chiaravanont, Benjamin Jiaravanon and Ma Chiu Cheung, Andrew will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting. Details of the directors proposed to be re-elected at the forthcoming annual general meeting are set out in the relevant circular to be dispatched to the shareholders of the Company.

DIRECTORS (continued)

The independent non-executive directors of the Company are appointed for successive term of one year each and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and that the Company considers such directors to have remained independent.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATION

Details of the directors' remuneration are set out in note 13 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Details of the directors' interests in contracts of significance are set out in note 44 to the financial statements.

Except as disclosed in note 44, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 31st December, 2007, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

(i) Long positions in shares of the Company

	Number of shares held, capacity and nature of interest					Approximate percentage of the Company's issued share capital
Name of director	Directly beneficially owned	Through spouse or minor children	Through controlled corporation	Beneficiary of a trust	Total number of shares	
Mr. Sumet Jiaravanon	1,004,014,695	–	–	–	1,004,014,695	34.74

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) ***Directors' interests in share options granted by the Company***

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10th April, 1992 which expired on 9th April, 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26th November, 2002, certain directors were granted share options. As at 31st December, 2007, the interests of the directors in share options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of director	Date of grant	Number of shares issuable upon exercise of share options held as at 31st December, 2007	Period during which share options are exercisable	Price per share to be paid on exercise of share options HK$	Approximate percentage of shareholding %
Mr. Sumet Jiaravanon	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153
Mr. Dhanin Chearavanont	26th February, 2003	12,800,000	26th February, 2003 to 25th February, 2013	0.3900	0.4429
	3rd May, 2004	12,800,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.4429
	19th May, 2005	12,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.4153

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

(ii) Directors' interests in share options granted by the Company (continued)

Name of director	Date of grant	Number of shares issuable upon exercise of share options held as at 31st December, 2007	Period during which share options are exercisable	Price per share to be paid on exercise of share options HK$	Approximate percentage of shareholding %
Mr. Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875	0.6056
	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Meth Jiaravanont	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26th February, 2003	21,584,807	26th February, 2003 to 25th February, 2013	0.3900	0.7469
	3rd May, 2004	20,000,000	3rd May, 2004 to 2nd May, 2014	0.3900	0.6921
	19th May, 2005	21,000,000	19th May, 2005 to 18th May, 2015	0.3540	0.7267

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (continued)

Save as disclosed above, as at 31st December, 2007, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SECURITIES AND FUTURES ORDINANCE AND SUBSTANTIAL SHAREHOLDERS

At 31st December, 2007, the following persons (not being a director or chief executive of the Company) had the following interests and/or short positions in the shares and/or underlying shares of the Company as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	*Notes*	Capacity and nature of interest	Number of shares held (*Note 1*)	Approximate percentage of the Company's issued share capital %
Krung Thai Bank Public Company Limited	(2)	Person having a security interest in shares	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	(3)	Beneficial owner	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	(3)	Interest of a controlled corporation	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	(4)	Beneficial owner	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	(4)	Interest of a controlled corporation	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	(4)	Interest of a controlled corporation	1,059,190,000 (L)	30.54

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SECURITIES AND FUTURES ORDINANCE AND SUBSTANTIAL SHAREHOLDERS (continued)

Notes:

(1) The letter "L" denotes a long position whilst the letter "S" denotes a short position.

(2) 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

(3) CPI Holding Co., Ltd. ("CPI") beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares. C.P. Intertrade Co., Ltd. ("CP Intertrade") has declared an interest in these shares by virtue of its shareholding in CPI.

(4) Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the directors, as at 31st December, 2007, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE OPTION SCHEMES

Particulars of the Company's share option schemes are set out in note 36 to the financial statements.

Details of the directors' interests in the Company's share option schemes are set out in the sub-section headed "Directors' interests in share options granted by the Company" under section headed "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations" above.

The following table discloses the movements in the Company's share options during the year:

Category of participant	Number of share options: At 1st January, 2007	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	At 31st December, 2007	Date of grant	Exercise period	Exercise price HK$
(i) directors in aggregate	17,500,000	-	-	-	-	17,500,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
	68,769,614	-	-	-	-	68,769,614	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	65,600,000	-	-	-	-	65,600,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	87,000,000	-	-	-	-	87,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(ii) other senior executives in aggregate	60,739,236	-	-	-	-	60,739,236	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	-	-	-	-	49,248,078	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	41,848,078	-	-	-	-	41,848,078	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
(iii) other employees in aggregate	7,700,000	-	-	-	-	7,700,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
(iv) other participants in aggregate	25,000,000	-	-	-	-	25,000,000	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875
	86,339,228	-	-	-	-	86,339,228	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	-	-	-	-	80,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	-	-	-	-	108,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
	697,744,234	-	-	-	-	697,744,234			

CONNECTED TRANSACTION

During the year ended 31st December, 2007, the Group entered into the following transactions with connected person (as defined in the Listing Rules) of the Company:

- On 3rd December, 2007, Chia Tai Quanzhou Company Limited, an indirect wholly-owned subsidiary of the Company, entered into the amended capital increase agreement ("Capital Increase Agreement) with, amongst others, Chia Tai Feedmill Company Limited ("CT Feedmill"), a non-wholly owned subsidiary of the Group, relating to, inter alia, the contribution of the additional registered capital of 泉州大泉賴氨酸有限公司 (Quanzhou Daquan L-Lysine Company Limited), a non-wholly owned subsidiary of the Group, by CT Feedmill for an amount of RMB10,729,614.71.

  CT Feedmill is an associate of the controlling shareholders of the Company and hence the transaction contemplated under the Capital Increase Agreement constituted a connected transaction for the Company under the Listing Rules. As at 31st December, 2007, the conditions for completion under the Capital Increase Agreement had not been fulfilled.

- On 3rd December, 2007, 正大（中國）投資有限公司 (Chia Tai (China) Investment Co., Ltd.) ("CT Investment"), a wholly-owned subsidiary of the Company, entered into a joint venture agreement ("JV Agreement") with 成都中際投資有限公司 (Chengdu Zhong Ji Investment Company Limited) ("Chengdu Zhong Ji") relating to the formation of a joint venture company, to be owned as to 80% and 20% by CT Investment and Chengdu Zhong Ji respectively, with total investment of RMB28 million and registered capital of RMB20 million.

  As at the date of the JV Agreement, Chengdu Zhong Ji was a connected person of the Company by virtue of its being a wholly-owned subsidiary of 成都市現代農業發展投資有限公司 (Chengdu Modern Agriculture Development Investment Company Limited), a substantial shareholder of a subsidiary of the Group. Accordingly, the entering into the JV Agreement constituted a connected transaction for the Company under the Listing Rules. As at 31st December, 2007, the conditions for completion under the JV Agreement had not been fulfilled.

- On 20th December, 2007, the Company entered into an equity transfer contract with Chia Tai Biotech Company Limited, a company owned as to 50% by Mr. Sumet Jiaravanon (a Director of the Company), for the disposal of its entire 60% equity interest in 江蘇正大種子有限公司 (Jiangsu Chia Tai Seeds Co., Ltd.) at a consideration of US$369,484. The completion took place in December, 2007.

CONTINUING CONNECTED TRANSACTIONS

During the year ended 31st December, 2007, the Group had the following continuing connected transactions, certain details of which are disclosed in compliance with the requirements of Chapter 14A of the Listing Rules:

Reorganized Supply Agreements

In 2005, the Group entered into certain master supply agreements with certain subsidiaries of Chia Tai Enterprises International Limited ("CTEI" and its subsidiaries (together the "CTEI Group")) and Shanghai Lotus, which were subsequently replaced by the Reorganized CTEI Supply Agreement and Reorganized Shanghai Lotus Supply Agreement respectively (collectively the "Reorganized Supply Agreements"), both dated 24th August, 2006. Under the Reorganized Supply Agreements, any subsidiaries of the Company can supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandize customarily sold in supermarkets to any subsidiaries of CTEI or Shanghai Lotus or any of its subsidiaries. The Reorganized Supply Agreements and the respective annual caps were approved by the independent shareholders of the Company on 25th October, 2006.

In anticipating of (1) Shanghai Lotus would become a wholly-owned subsidiary of CTEI and (2) certain stores then operated by the CTEI Group and Shanghai Lotus would belong to CPH Group (as defined below), upon completion of the acquisition by CTEI of the entire equity interests in Shanghai Lotus and the proposed disposal of interests in certain stores by CTEI Group and Shanghai Lotus to C.P. Holding (BVI) Investment Company Limited ("CPH") or its subsidiaries (together the "CPH Group"), an associate of the controlling shareholders of the Company, the Company entered into (i) CTEI-CCT Agreement with CTEI and (ii) CPH-CCT Agreement with CPH (collectively the "CCT Agreements") on 17th May, 2007 for the replacement of the Reorganized Supply Agreements. The CCT Agreements and the respective annual caps were approved by the independent shareholders of the Company on 25th July, 2007. As at 31st December, 2007, the conditions for completion of the CCT Agreements had not been fulfilled and therefore the continuing connected transactions under the Reorganized Supply Agreements and the relevant approved annual caps would continue to be in effect.

CONTINUING CONNECTED TRANSACTIONS (continued)

Reorganized Supply Agreements (continued)

Both CTEI and Shanghai Lotus are associates of the controlling shareholders of the Company and therefore are connected persons of the Company according to Chapter 14A of the Listing Rules. Accordingly, the transactions under the Reorganized Supply Agreements constitute continuing connected transactions of the Company under the Listing Rules. The actual sales and annual caps for the abovementioned continuing connected transactions during the year ended 31st December, 2007 are as follows:

	2007 actual amount *HK$'000*	2007 annual cap *HK$'000*
Supply to Shanghai Lotus	**239,758**	451,935
Supply to certain subsidiaries of CTEI	**82,950**	138,182

The Board engaged the external auditors of the Company to perform certain agreed-upon procedures in respect of the aforesaid continuing connected transactions of the Group. The external auditors have reported their findings on these procedures to the Board.

Pucheng Chia Tai Supply Agreement

On 5th October, 2005, Pucheng Chia Tai Biochemistry Co., Ltd., a subsidiary of the Company, entered into the Pucheng Chia Tai Supply Agreement with CP Intertrade. CP Intertrade, through its shareholding in CPI, is a substantial shareholder of the Company, and therefore is a connected person of the Company within the meaning of the Listing Rules. Accordingly, transactions under the relevant agreement constitute continuing connected transaction for the Company under the Listing Rules. The agreement was exempted from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules. During the year ended 31st December, 2007, the aggregate actual sales to CP Intertrade and the annual cap are HK$1,193,869 and HK$17,600,000.

The independent non-executive directors of the Company have reviewed the continuing connected transactions of the Group and have confirmed that these continuing connected transactions were entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or on terms no less favourable to the Group than terms available to the independent third parties; and (iii) in accordance with the relevant agreements governing the them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONTINUING CONNECTED TRANSACTIONS (continued)

Hainan Chia Tai Animal Husbandry Co. Ltd. Lease Agreement

On 8th August, 2003, Hainan Chia Tai Animal Husbandry Co. Ltd. ("Hainan CTAH"), an indirect wholly-owned subsidiary of the Company, entered into a lease, pursuant to which C.P. Aquaculture (Hainan) Co. Ltd. ("CP (Hainan)") has leased the production facilities situated at Laocheng Development Zone, Chengmai County, Hainan province, the PRC including all plants and machinery located thereon from Hainan CTAH for a term of five years expiring on 10th August, 2008. CP (Hainan), the tenant under the lease, is an associate of the controlling shareholders of the Company and therefore, CP (Hainan) is regarded as a connected person of the Company within the meaning of the Listing Rules. Accordingly, the lease entered into between Hainan CTAH and CP (Hainan) constitutes a continuing connected transaction for the Company under the Listing Rules. In the opinion of the directors, the lease contains normal commercial terms.

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

Save as disclosed below, the directors are not aware of any circumstances which would give rise to a disclosure obligation pursuant to the requirements under Rule 13.18 of the Listing Rules as at 31st December, 2007.

The Company entered into an agreement (the "Loan Facility Agreement") with two banks in Thailand relating to a loan facility of US$140.0 million (the "Loan Facility") on 18th April, 2005. The Loan Facility is to be repaid on 14 semi-annual consecutive instalments and the final maturity date of the Loan Facility is 28th April, 2012. As at 31st December, 2007, the outstanding amount owing by the Company under the Loan Facility was US$109.7 million.

Pursuant to the Loan Facility Agreement, it would be an event of default if the Company fails to procure that (1) CP Intertrade at all times maintains its shareholding in CPI at not less than 99% (CP Intertrade currently holds 100% of the issued share capital of CPI) and (2) CPI and its affiliates (being (i) any person or entity which has a direct or indirect interest in CPI, or (ii) any company in which any such person(s) and/or entity(ies) together hold not less than a 30% interest) together at all times maintain their aggregate shareholding in the Company at not less than 46.51%. An affiliate of CPI has also undertaken to provide to the Company by way of equity injections or subordinated loans the proceeds of sale of its assets if and when it disposes of its assets. If any of the above-mentioned events of default occurs, all amounts outstanding under the Loan Facility would become immediately due and payable by the Company.

COMPETING INTERESTS

During the year, the directors were not aware that any of the directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. It has applied the principles and complied with most the code provisions set out in the CG Code contained in Appendix 14 of the Listing Rules. Details of compliances are set out in the Corporate Governance Report on pages 18 to 29.

AUDIT COMMITTEE

The Audit Committee comprised the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principle duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year. It reviewed the Group's consolidated financial statements prior to the finalisation of the interim and final results.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirmed that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31st December, 2007.

AUDITORS

Messrs. Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Robert Ping-Hsien Ho
Director

Hong Kong
27th March, 2008

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

To the shareholders of C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of C.P. Pokphand Co. Ltd. set out on pages 50 to 163, which comprise the consolidated and company balance sheets as at 31st December, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2007 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Without qualifying our opinion, we draw attention to note 2 to the financial statements which indicates that the Group's current liabilities exceeded its current assets by US$355,829,000 as at 31st December, 2007. This condition indicates the existence of a material uncertainty which may cast significant doubt about the ability of the Group and the Company to continue as a going concern.

Ernst & Young
Certified Public Accountants

18/F, Two International Finance Centre
8 Finance Street
Central
Hong Kong
27th March, 2008

CONSOLIDATED INCOME STATEMENT

Year ended 31st December, 2007

	Notes	2007 US$'000	2006 US$'000
REVENUE	8	2,284,772	1,691,457
Cost of sales		(2,035,955)	(1,522,720)
Gross profit		248,817	168,737
Selling and distribution costs		(82,965)	(71,603)
General and administrative expenses		(102,851)	(109,532)
Other income	9	23,681	3,502
Other losses	10	(39,602)	(7,182)
Finance costs	11	(40,137)	(34,601)
Share of profits of:			
Jointly-controlled entities		3,477	1,282
Associates		3,397	1,704
PROFIT/(LOSS) BEFORE TAX	12	13,817	(47,693)
Tax	16	(9,660)	(6,638)
PROFIT/(LOSS) FOR THE YEAR		4,157	(54,331)
Attributable to:			
Equity holders of the Company		2,487	(49,728)
Minority interests		1,670	(4,603)
		4,157	(54,331)
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18		
Basic		US cent 0.086	US cents (1.721)
Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET

31st December, 2007

	Notes	2007 US$'000	2006 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	430,167	447,733
Investment properties	20	6,711	4,129
Land lease prepayments	21	50,558	48,731
Non-current livestock	22	23,092	12,009
Interests in jointly-controlled entities	24	52,166	33,047
Interests in associates	25	27,642	26,801
Available-for-sale investments	26	1,238	1,480
Goodwill	27	2,928	2,515
Deferred tax assets	28	106	2,011
Total non-current assets		594,608	628,456
CURRENT ASSETS			
Current livestock	29	34,334	17,755
Inventories	30	248,601	177,033
Accounts receivable, other receivables and deposits	31	74,520	59,279
Bills receivable		9,705	4,675
Tax recoverable		47	47
Due from minority shareholders		2,653	5,620
Due from related companies	32	10,038	13,610
Pledged deposits	33	4,200	10,199
Cash and cash equivalents	33	82,852	55,107
Total current assets		466,950	343,325
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	34	335,723	251,596
Bills payable		23,032	10,577
Tax payable		5,323	4,908
Provisions for staff bonuses and welfare benefits		8,892	7,739
Due to related companies	32	10,898	22,182
Due to minority shareholders		6,834	10,203
Interest-bearing bank and other loans	35	432,077	435,450
Total current liabilities		822,779	742,655
NET CURRENT LIABILITIES		(355,829)	(399,330)

CONSOLIDATED BALANCE SHEET

31st December, 2007

	Notes	2007 US$'000	2006 US$'000
TOTAL ASSETS LESS CURRENT LIABILITIES		**238,779**	229,126
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	35	**(125,577)**	(127,616)
Net assets		**113,202**	101,510
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital	36	**28,898**	28,898
Share premium account	37(b)	**73,897**	73,897
Reserves	37(a)	**(37,667)**	(48,843)
		65,128	53,952
Minority interests		**48,074**	47,558
Total equity		**113,202**	101,510

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31st December, 2007

	Attributable to equity holders of the Company												
	Issued share capital US$'000	Share premium account US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Available-for-sale revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st January, 2006	28,898	73,897	8,470	7,589	-	28,865	20,862	10,868	(16,763)	(66,563)	96,123	55,105	151,229
Exchange realignment	-	-	-	-	-	-	-	-	4,581	-	4,581	-	4,581
Surplus on revaluation	-	-	-	2,976	-	-	-	-	-	-	2,976	-	2,976
Total income for the year recognised directly in equity	-	-	-	2,976	-	-	-	-	4,581	-	7,557	-	7,557
Loss for the year	-	-	-	-	-	-	-	-	-	(49,728)	(49,728)	(4,603)	(54,331)
Total income and expenses for the year	-	-	-	2,976	-	-	-	-	4,581	(49,728)	(42,171)	(4,603)	(46,774)
Transfers from/(to) accumulated losses	-	-	-	-	-	-	1,558	801	-	(2,359)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(2,945)	(2,945)
At 31st December, 2006 and 1st January, 2007	28,898	73,897	8,470*	10,565*	-*	28,865*	22,420*	11,669*	(12,182)*	(118,650)*	53,952	47,557	101,510
Exchange realignment	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
Fair value changes in available-for-sale financial assets	-	-	-	-	75	-	-	-	-	-	75	-	75
Surplus on revaluation	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
Total income for the year recognised directly in equity	-	-	-	4,513	75	-	-	-	4,101	-	8,689	1,470	10,159
Profit for the year	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
Total income and expenses for the year	-	-	-	4,513	75	-	-	-	4,101	2,487	11,176	3,140	14,316
Transfers from/(to) accumulated losses	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
Increase in capital contribution by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
At 31st December, 2007	28,898	73,897	8,470*	15,078*	75*	28,865*	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202

* These reserve accounts comprise the negative reserves of US$37,667,000 (2006: US$48,843,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2007

	Notes	2007 US$'000	2006 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) before tax		13,817	(47,693)
Adjustments for:			
Interest income	9	(3,751)	(897)
Change in fair value of livestock	9	(9,583)	1,151
Gain on disposal of interests in a subsidiary	9	–	(261)
Gain on disposal of an interest in a jointly-controlled entity	9	(11)	–
Changes in fair value of investment properties	9	(882)	58
Impairment of items of property, plant and equipment	10	29,044	5,785
Impairment of goodwill	10	–	188
Impairment of interests in jointly-controlled entities	10	10,558	–
Finance costs	11	40,137	34,601
Depreciation of items of property, plant and equipment	12	53,779	50,999
Amortisation of land lease prepayments	12	2,369	1,061
Gain on disposal of items of property, plant and equipment	12	(3,808)	(755)
Write-down of inventories to net realisable value	12	798	957
Impairment/(write-back of impairment) of livestock	12	326	(584)
Impairment/(write-back of impairment) of accounts receivable	12	417	(3,885)
Share of profits and losses of jointly-controlled entities and associates		(6,874)	(2,986)
		126,336	37,739
Increase in livestock		(16,905)	(2,962)
Increase in inventories		(73,866)	(14,130)
Decrease/(increase) in accounts receivable, other receivables and deposits		(15,658)	4,753
Increase in bills receivable		(5,030)	(4,500)
Decrease/(increase) in amounts due from related companies		3,572	(2,642)
Increase in accounts payable, other payables and accrued expenses		84,127	61,591

	Notes	2007 US$'000	2006 US$'000
Increase/(decrease) in bills payable		12,455	(19,995)
Increase/(decrease) in provisions for staff bonuses and welfare benefits		1,153	(1,154)
Increase/(decrease) in amounts due to related companies		(11,284)	11,444
Cash generated from operations		104,900	70,144
Interest paid		(40,137)	(37,092)
Tax paid		(7,661)	(5,490)
Net cash inflow from operating activities		57,102	27,562
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	19	(44,380)	(48,277)
Additions to land lease prepayments	21	(994)	(10,396)
Purchases of additional interests in jointly-controlled entities		(413)	–
Disposal of a subsidiary	40	–	10,303
Decrease/(increase) in interests in jointly-controlled entities		23,442	(30,841)
Decrease/(increase) in interests in associates		(4,175)	2,951
Proceeds from disposal of items of property, plant and equipment and land lease prepayments		15,478	7,070
Proceeds from disposal of a jointly-controlled entity		369	–
Proceeds from disposal of available-for-sale investments		317	–
Dividends received from jointly-controlled entities		–	508
Dividends received from an associate		6,731	–
Interest received		3,751	897
Net cash inflow/(outflow) from investing activities		126	(67,785)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2007

	Notes	2007 US$'000	2006 US$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		324,434	368,339
Repayments of bank and other loans		(360,673)	(346,804)
Decrease in pledged deposits		5,999	2,691
Decrease/(increase) in minority interests		(1,556)	4,037
Net cash inflow/(outflow) from financing activities		(31,796)	28,263
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		25,432	(11,960)
Effect of exchange rate changes, net		2,313	1,113
Cash and cash equivalents at beginning of year		55,107	65,954
CASH AND CASH EQUIVALENTS AT END OF YEAR		82,852	55,107
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Time deposits	33	8,373	9,763
Cash and bank balances	33	74,479	45,344
		82,852	55,107

BALANCE SHEET

31st December, 2007

	Notes	2007 US$'000	2006 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	356	602
Interests in subsidiaries	23	180,745	182,132
Interests in associates	25	–	–
Total non-current assets		181,101	182,734
CURRENT ASSETS			
Other receivables and deposits		746	342
Cash and cash equivalents	33	3,311	961
Total current assets		4,057	1,303
CURRENT LIABILITIES			
Other payables and accrued expenses		2,747	3,037
Interest-bearing bank and other loans	35	15,925	12,975
Total current liabilities		18,672	16,012
NET CURRENT LIABILITIES		(14,615)	(14,709)
TOTAL ASSETS LESS CURRENT LIABILITIES		166,486	168,025
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	35	(93,725)	(109,650)
Net assets		72,761	58,375
EQUITY			
Issued capital	36	28,898	28,898
Share premium account	37(b)	73,897	73,897
Share option reserve	37(b)	8,470	8,470
Accumulated losses	37(b), 38	(38,504)	(52,890)
Total equity		72,761	58,375

Damrongdej Chalongphuntarat
Director

Robert Ping-Hsien Ho
Director

1. CORPORATE INFORMATION

The consolidated financial statements of C.P. Pokphand Co. Ltd. (the "Company") for the year ended 31st December, 2007 were authorised for issue in accordance with a resolution of the directors on 27th March, 2008. The Company is a limited liability company incorporated in Bermuda.

The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

During the year, the Group was involved in the following activities:

- feedmill and poultry operations and trading of agricultural products
- manufacture and sale of motorcycles and accessories for automotives through its jointly-controlled entities
- property and investment holding

The Group employed approximately 33,000 (2006: 32,000) employees (including 9,700 from jointly-controlled entities and associates) as at 31st December, 2007.

2. BASIS OF PRESENTATION

Despite the Group's consolidated net current liabilities of US$355,829,000 as at 31st December, 2007, the consolidated financial statements have been prepared on the going concern basis on the basis of the directors' contention that the Group will be able to generate sufficient net cash inflows and new funding in the future to meet all its obligations when they fall due and will also be able to secure the financial support of its bankers, including the continued ongoing renewal, upon the due dates, of the Group's short term bank loans from its bankers.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in these consolidated financial statements.

3. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand except when otherwise indicated.

3. BASIS OF PREPARATION (continued)

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board, the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December, 2007. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

4. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended IFRSs and IFRIC interpretations during the year.

IFRS 7	Financial Instruments: Disclosures
IAS 1 (Amendment)	Capital Disclosures
IFRIC-Int 8	Scope of IFRS 2
IFRIC-Int 9	Reassessment of Embedded Derivatives
IFRIC-Int 10	Interim Financial Reporting and Impairment

4. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The principal effects of adopting these new and revised IFRSs are as follows:

(a) IFRS 7 Financial Instruments: Disclosures

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to IAS 1 Presentation of Financial Statements – Capital disclosures

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 46 to the financial statements.

(c) IFRIC-Int 8 Scope of IFRS 2

This interpretation requires IFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees in accordance with the Group's share option scheme, the interpretation has had no effect on these financial statements.

(d) IFRIC-Int 9 Reassessment of Embedded Derivatives

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivative requiring separation from the host contract, the interpretation has had no effect on these financial statements.

(e) IFRIC-Int 10 Interim Financial Reporting and Impairment

The Group has adopted this interpretation as of 1st January, 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

5. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations[1]
IFRS 3 (Revised)	Business Combinations[5]
IFRS 8	Operating Segments[1]
IAS 1 (Revised)	Presentation of Finance Statements[1]
IAS 23 (Revised)	Borrowing Costs[1]
IAS 27 Amendment	Consolidated and Separate Financial Statements[5]
IAS 32 and IAS 1 Amendments	Puttable Financial Instruments
IFRIC-Int 11	IFRS 2 – Group and Treasury Share Transactions[2]
IFRIC-Int 12	Service Concession Arrangements[4]
IFRIC-Int 13	Customer Loyalty Programmes[3]
IFRIC-Int 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

1 Effective for annual periods beginning on or after 1st January, 2009
2 Effective for annual periods beginning on or after 1st March, 2007
3 Effective for annual periods beginning on or after 1st July, 2008
4 Effective for annual periods beginning on or after 1st January, 2008
5 Effective for annual periods beginning on or after 1st July, 2009

The amendment to IFRS 2 restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

5. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The revised IFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. The revised IAS 27 requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by the revised IFRS 3 and the revised IAS 27 must be applied prospectively and will affect future acquisitions and transactions with minority interests.

IFRS 8, which will replace IAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt IFRS 8 from 1st January, 2009.

The revised IAS 1 separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

IAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to impact the financial statements of the Group.

IFRIC-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. IFRIC-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

5. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRIC-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. IFRIC-Int 12 also addresses how an operator shall apply existing IFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

IFRIC-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

IFRIC-Int 14 addresses how to assess the limit under IAS 19 Employee Benefits, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit scheme, IFRIC-Int 13 and IFRIC-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interest in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting and goodwill recorded in the associates' own financial statements, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31st December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the consolidated income statement.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess over the cost of business combinations (continued)

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the consolidated income statement. Any subsequent revaluation surplus is credited to the consolidated income statement to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(b) *Other property, plant and equipment*

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the People's Republic of China (the "PRC"), which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – 4½%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – 33⅓%
Motor vehicles and transport facilities	9% – 33⅓%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(c) *Construction in progress*

Construction in progress represents the construction of silos, factories, warehouses and farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the consolidated income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the consolidated income statement on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's governmental authorisation. Land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Available-for-sale investments (continued)

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale investments

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. Impairment losses on equity instruments classified as available for sale are not reversed through the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities at amortised cost (including interest-bearing bank and other loans)

Financial liabilities including accounts, bills and other payables, amounts due to related companies and minority shareholders, interest-bearing bank and other loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. There was no significant financial guarantee contract and liability as at balance sheet date.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the consolidated income statement, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms; and

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Foreign currencies

These financial statements are presented in United States dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are initially recorded using its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in consolidated income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the consolidated income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purpose of presenting the financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the exchange rates ruling at the balance sheet date, and their income statements are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates ruling at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the consolidated income statement in the period in which the foreign operation is disposed of.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into United States dollars at the weighted average exchange rates for the year.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising are recognised in the exchange equalisation reserve.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7th November, 2002 that had not vested by 1st January, 2005 and to those granted on or after 1st January, 2005.

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the consolidated income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the consolidated income statement in the period in which they are incurred.

7. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31st December, 2007 was US$430,167,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33 1/3% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and dates that the Group places the property, plant and equipment into productive use reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectability and the aging analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews the aging analysis of its inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

7. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31st December, 2007 was US$2,928,000 (2006: US$2,515,000).

Impairment of non-financial assets other than goodwill

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Indefinite life intangible assets are tested for impairment annually and at other times when such indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details, including a sensitivity analysis of key assumptions, are given in note 46 to the financial statements.

Impairment of property, plant and equipment

The impairment loss for property, plant and equipment is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount of the assets, or, where appropriate, the cash generating unit to which they belong, is the higher of its fair value less costs to sell and value in use. The recoverable amounts are determined based on fair value less costs to sell which are based on the best information available to reflect the amount obtainable at the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting the costs of disposal. For the estimation of value in use, the Group's management estimates future cash flows from the cash generating units and chooses a suitable discount rate in order to calculate the present value of those cash flows.

8. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activities and geographical location of operations is as follows:

	Group	
	2007	2006
	US$'000	*US$'000*
By principal activities:		
Sales to/income from external customers:		
Feedmill and poultry operations	2,284,762	1,691,452
Investment and property holding	10	5
	2,284,772	1,691,457

	Group	
	2007	2006
	US$'000	*US$'000*
By geographical location of operations:		
PRC:		
Hong Kong	10	5
Mainland China	2,284,762	1,691,452
	2,284,772	1,691,457

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 24 and 25 to the financial statements, respectively.

9. OTHER INCOME

		Group	
		2007	2006
	Notes	US$'000	US$'000
Gain on disposal of a subsidiary	40	–	261
Gain on disposal of interest in an jointly-controlled entity	44(d)	11	–
Gain on disposal of items of property, plant and equipment, net		3,808	–
Unrealised gain on revaluation of livestock	22	9,583	–
Changes in fair value of investment properties	20	882	–
Bank and other interest income		3,751	897
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		5,646	2,344
		23,681	3,502

10. OTHER LOSSES

		Group	
		2007	2006
	Notes	US$'000	US$'000
Changes in fair value of investment properties	20	–	58
Impairment of interests in jointly-controlled entities	24	10,558	–
Impairment of items of property, plant and equipment	19	29,044	5,785
Impairment of goodwill	27	–	188
Unrealised loss on revaluation of livestock	22	–	1,151
		39,602	7,182

11. FINANCE COSTS

	Group 2007 US$'000	Group 2006 US$'000
Interest expense on:		
Bank loans wholly repayable within five years	40,137	32,763
Bank loans wholly repayable beyond five years	–	1,394
Other loans repayable within five years	–	444
	40,137	34,601

12. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

	Notes	Group 2007 *US$'000*	Group 2006 *US$'000*
Auditors' remuneration		805	744
Depreciation	19	53,779	50,999
Amortisation of land lease prepayments	21	2,369	1,061
Impairment/(write-back of impairment) of accounts receivable	31	417	(3,885)
Write-down of inventories to net realisable value		798	957
Gain on disposal of items of property, plant and equipment, net *		(3,808)	(755)
Minimum lease payments under operating leases:			
Land and buildings		3,968	4,507
Plant and machinery		1,950	1,441
		5,918	5,948
Impairment/(write-back of impairment) of livestock		326	(584)
Foreign exchange gains, net		(9,323)	(1,845)
Net rental income		(513)	(562)
Employee benefits expense (including directors' remuneration – *see note 13*):			
Wages and salaries		134,593	115,732
Pension scheme contributions		7,940	6,330
		142,533	122,062

* Included in "other income" on the face of the consolidated income statement.

13. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	US$'000	US$'000
Fees	93	93
Other emoluments:		
Salaries, allowances and benefits in kind	2,755	2,188
Pension scheme contributions	1	1
	2,756	2,189
	2,849	2,282

No share options were granted to the directors in respect of their services to the Group during the year (2006: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2007	2006
	US$'000	US$'000
Mr. Kowit Wattana	31	31
Mr. Sombat Deo-isres	31	31
Mr. Ma Chiu Cheung, Andrew	31	31
	93	93

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

13. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
2007				
Mr. Sumet Jiaravanon	–	404	–	404
Mr. Dhanin Chearavanont	–	167	–	167
Mr. Thanakorn Seriburi	–	455	–	455
Mr. Meth Jiaravanont	–	120	–	120
Mr. Anan Athigapanich	–	567	–	567
Mr. Damrongdej Chalongphuntarat	–	536	–	536
Mr. Robert Ping-Hsien Ho	–	75	1	76
Mr. Bai Shanlin	–	431	–	431
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
	–	2,755	1	2,756

13. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
2006				
Mr. Sumet Jiaravanon	–	404	–	404
Mr. Dhanin Chearavanont	–	167	–	167
Mr. Thanakorn Seriburi	–	455	–	455
Mr. Meth Jiaravanont	–	120	–	120
Mr. Anan Athigapanich	–	323	–	323
Mr. Damrongdej Chalongphuntarat	–	326	–	326
Mr. Robert Ping-Hsien Ho	–	75	1	76
Mr. Bai Shanlin	–	318	–	318
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
	–	2,188	1	2,189

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

14. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included five (2006: four) directors, details of whose remuneration are set out in note 13 above. The remuneration of the remaining non-director, highest paid employee for the prior year was analysed as follows:

	Group	
	2007	2006
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	–	358
Performance related bonuses	–	–
Employee share option benefits	–	–
Pension scheme contributions	–	–
	–	358

The remuneration of the non-director, highest paid employee fell within the band of US$320,513 – US$384,615 (equivalent to HK$2,500,001 – HK$3,000,000) in the prior year.

15. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(i) The feedmill and poultry segment represents feedmill and poultry operations and trading of agricultural products (see note 48 to the financial statements);

(ii) The manufacture and sale of motorcycles segment represents manufacture and sale of motorcycles and accessories for automotives and trading of automobiles through its jointly-controlled entities; and

(iii) The investment and property holding segment leases offices owned by the Group and acts as the investment holdings of group companies.

15. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain assets, liabilities and expenditure information for the Group's business segments for the years ended 31st December, 2007 and 2006.

Group

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles* US$'000	Investment and property holding US$'000	Total US$'000
2007				
Segment revenue:				
Total sales	2,507,783	-	971	2,508,754
Intrasegment sales	(223,021)	-	(961)	(223,982)
Sales to external customers	2,284,762	-	10	2,284,772
Segment results	67,790	(2,167)	(2,622)	63,001
Other income	19,371	-	559	19,930
Other losses	(39,602)	-	-	(39,602)
Interest income				3,751
Finance costs				(40,137)
Share of profits and losses of jointly-controlled entities	(4,515)	7,992	-	3,477
Share of profits of associates	3,397	-	-	3,397
Profit before tax				13,817
Tax				(9,660)
Profit for the year				4,157

* These activities were conducted through the Group's jointly-controlled entities.

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles* US$'000	Investment and property holding US$'000	Total US$'000
2006				
Segment revenue:				
Total sales	1,872,469	–	69	1,872,538
Intrasegment sales	(181,017)	–	(64)	(181,081)
Sales to external customers	1,691,452	–	5	1,691,457
Segment results	(6,390)	(3,299)	(2,709)	(12,398)
Other income	2,344	–	261	2,605
Other losses	(7,124)	–	(58)	(7,182)
Interest income				897
Finance costs				(34,601)
Share of profits and losses of jointly-controlled entities	(5,128)	6,410	–	1,282
Share of profits of associates	1,704	–	–	1,704
Loss before tax				(47,693)
Tax				(6,638)
Loss for the year				(54,331)

* These activities were conducted through the Group's jointly-controlled entities.

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

	Feedmill and poultry operations and trading of agricultural products US$'000	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles* US$'000	Investment and property holding US$'000	Total US$'000
2007				
Interests in jointly-controlled entities	(4,357)	56,523	–	52,166
Interests in associates	27,642	–	–	27,642
Segment assets	955,765	4,539	21,293	981,597
Unallocated assets				153
Total assets				1,061,558
Segment liabilities	381,988	3,276	115	385,379
Unallocated liabilities				562,977
Total liabilities				948,356
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	45,121	216	37	45,374
Depreciation and amortisation	55,617	199	332	56,148
Impairment of items of property, plant and equipment	29,044	–	–	29,044

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

15. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Feedmill and poultry operations and trading of agricultural products *US$'000*	Manufacture and sale of motorcycles and accessories for automotives and trading of automobiles* *US$'000*	Investment and property holding *US$'000*	Total *US$'000*
2006				
Interests in jointly-controlled entities	35,933	47,114	-	83,047
Interests in associates	26,801	-	-	26,801
Segment assets	838,435	4,124	17,316	859,875
Unallocated assets				2,058
Total assets				971,781
Segment liabilities	295,138	4,005	3,154	302,297
Unallocated liabilities				567,974
Total liabilities				870,271
Other segment information:				
Additions to property, plant and equipment and land lease prepayments	57,929	208	536	58,673
Depreciation and amortisation	51,602	231	227	52,060
Impairment of items of property, plant and equipment	5,785	-	-	5,785

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

15. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain assets, liabilities and expenditure information for the Group's geographical segments for the years ended 31st December, 2007 and 2006.

Group

	Hong Kong *US$'000*	Mainland China *US$'000*	Total *US$'000*
2007			
Segment revenue:			
Total sales	971	2,507,783	2,508,754
Intrasegment sales	(961)	(223,021)	(223,982)
Sales to external customers	10	2,284,762	2,284,772
Segment results	(2,622)	65,623	63,001
Other income	928	19,002	19,930
Other losses	–	(39,602)	(39,602)
Interest income			3,751
Finance costs			(40,137)
Share of profits and losses of jointly-controlled entities	–	3,477	3,477
Share of profits of associates	–	3,397	3,397
Profit before tax			13,817
Tax			(9,660)
Profit for the year			4,157

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2006			
Segment revenue:			
Total sales	69	1,872,469	1,872,538
Intrasegment sales	(64)	(181,017)	(181,081)
Sales to external customers	5	1,691,452	1,691,457
Segment results	(2,706)	(9,692)	(12,398)
Other income	–	2,605	2,605
Other losses	–	(7,182)	(7,182)
Interest income			897
Finance costs			(34,601)
Share of profits and losses of jointly-controlled entities	–	1,282	1,282
Share of profits of associates	–	1,704	1,704
Loss before tax			(47,693)
Tax			(6,638)
Loss for the year			(54,331)

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

Group

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2007			
Interests in jointly-controlled entities	–	52,166	52,166
Interests in associates	–	27,642	27,642
Segment assets	20,188	961,409	981,597
Unallocated assets			153
Total assets			1,061,558
Segment liabilities	4,495	380,884	385,379
Unallocated liabilities			562,977
Total liabilities			948,356
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	37	45,337	45,374
Depreciation and amortisation	332	55,816	56,148
Impairment of items of property, plant and equipment	–	29,044	29,044

15. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Hong Kong US$'000	Mainland China US$'000	Total US$'000
2006			
Interests in jointly-controlled entities	–	83,047	83,047
Interests in associates	–	26,801	26,801
Segment assets	20,304	839,571	859,875
Unallocated assets			2,058
Total assets			971,781
Segment liabilities	1,883	300,414	302,297
Unallocated liabilities			567,974
Total liabilities			870,271
Other segment information:			
Additions to property, plant and equipment and land lease prepayments	536	58,137	58,673
Depreciation and amortisation	227	51,833	52,060
Impairment of items of property, plant and equipment	–	5,785	5,785

16. TAX

	Group 2007 US$'000	Group 2006 US$'000
Group:		
Charge for the year – Mainland China	7,755	6,245
Deferred – Mainland China *(note 28)*	1,905	393
Total tax charge for the year	9,660	6,638

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2006: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income taxes at rates ranging from 15% to 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16th March, 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved, and it became effective on 1st January, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic invested and foreign-invested enterprises at 25%. Therefore, the applicable income tax rate of the Group becomes 25% according to the New Corporate Income Tax Law starting from 1st January, 2008.

16. TAX (continued)

A reconciliation of the tax expense/(credit) applicable to profit/(loss) before tax using the statutory rates to the actual tax expense is as follows:

	2007 US$'000	%	2006 US$'000	%
Profit/(loss) before tax	13,817		(47,693)	
Expected tax charge/(credit) at the domestic tax rates applicable in the specific provinces/districts concerned, net	(2,618)	(18.9)	(17,215)	36.1
Non-deductible expenses, net	4,235	30.6	2,839	(6.0)
Tax exemptions or reductions	(5,270)	(38.1)	(3,449)	7.2
Tax losses of subsidiaries not recognised	13,318	96.4	25,149	(52.7)
Profits and losses attributable to jointly-controlled entities and associates	(5)	–	(1,078)	2.3
Effect of increase in tax rates on temporary differences	–	–	392	(0.8)
Actual tax expense	9,660	69.9	6,638	(13.9)

The share of tax attributable to jointly-controlled entities and associates amounting to US$515,000 (2006: US$1,984,000) and US$385,000 (2006: US$394,000), respectively, is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statement.

17. PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The net profit attributable to equity holders of the Company for the year ended 31st December, 2007 was US$14,386,000 (2006: net loss of US$27,541,000) which has been dealt with in the financial statements of the Company (note 37).

18. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The basic earnings per share amount is calculated based on the profit for the year attributable to ordinary equity holders of the Company of US$2,487,000 (2006: loss of US$49,728,000), and the weighted average number of ordinary shares of the Company of 2,889,730,786 (2006: 2,889,730,786) shares in issue during the year.

A diluted earnings per share amount for the year has not been disclosed as no diluting events existed during the year.

19. PROPERTY, PLANT AND EQUIPMENT

Group

	2007							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Additions	–	–	7,856	11,073	3,705	2,488	19,258	44,380
Disposals	–	–	(12,096)	(15,480)	(4,598)	(4,394)	–	(36,568)
Revaluation	3,595	600	–	–	–	–	–	4,195
Transfer in/(out)	–	–	20,660	25,475	1,600	263	(47,998)	–
Transfer from/(to) investment properties (*note 20*)	(1,428)	–	–	–	–	–	–	(1,428)
Exchange realignment	–	354	21,016	40,288	5,307	1,635	1,473	70,073
At end of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Accumulated depreciation and impairment losses:								
At beginning of year	–	–	128,675	376,518	49,500	19,402	–	574,095
Depreciation provided during the year	–	318	16,392	30,736	3,716	2,617	–	53,779
Impairment losses provided during the year	–	–	13,302	14,706	784	252	–	29,044
Disposals	–	–	(6,873)	(10,972)	(3,653)	(3,655)	–	(25,153)
Revaluation	–	(318)	–	–	–	–	–	(318)
Exchange realignment	–	–	9,224	27,051	3,368	1,223	–	40,866
At end of year	–	–	160,720	438,039	53,715	19,839	–	672,313
Net book value:								
At end of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
At beginning of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2006							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	10,091	5,864	299,365	514,083	73,380	27,103	39,866	969,752
Additions	–	–	4,191	4,796	4,242	2,858	32,190	48,277
Disposals	–	–	(4,045)	(3,835)	(4,434)	(4,476)	(63)	(16,853)
Revaluation	2,307	(193)	–	–	–	–	–	2,114
Transfer in/(out)	–	–	8,060	30,709	1,155	103	(40,027)	–
Transfer from/(to) investment properties (*note 20*)	(101)	(752)	–	–	–	–	–	(853)
Disposal of subsidiaries (*note 40*)	–	–	(20,582)	–	–	–	–	(20,582)
Exchange realignment	–	149	11,587	22,366	3,016	1,002	1,853	39,973
At end of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Accumulated depreciation and impairment losses:								
At beginning of year	–	–	119,358	331,523	46,450	20,264	–	517,595
Depreciation provided during the year	137	725	14,105	29,682	4,153	2,197	–	50,999
Impairment losses provided during the year	–	–	2,474	3,004	303	4	–	5,785
Disposals	–	–	(1,622)	(2,526)	(3,324)	(3,816)	–	(11,288)
Revaluation	(137)	(725)	–	–	–	–	–	(862)
Disposal of subsidiaries (*note 40*)	–	–	(10,538)	–	–	–	–	(10,538)
Exchange realignment	–	–	4,898	14,835	1,918	753	–	22,404
At end of year	–	–	128,675	376,518	49,500	19,402	–	574,095
Net book value:								
At end of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733
At beginning of year	10,091	5,864	180,007	182,560	26,930	6,839	39,866	452,157

19. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's office premises and industrial buildings are analysed as follows:

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
Cost or valuation:			
Long term leases	14,464	–	14,464
Medium term leases	–	342,034	342,034
	14,464	342,034	356,498

An analysis of the cost or valuation of the property, plant and equipment as at 31st December, 2007 is as follows:

	Valuation	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	14,464	–	14,464
Office premises in Mainland China	6,022	–	6,022
Industrial buildings in Mainland China	–	336,012	336,012
Plant and machinery	–	629,475	629,475
Furniture, fixtures and equipment	–	83,373	83,373
Motor vehicles and transport facilities	–	26,582	26,582
Construction in progress	–	6,552	6,552

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2007.

Had the Group's premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2007 would have been US$1,394,000 (2006: US$1,447,000).

The office premises in Mainland China are held under medium term leases and were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31st December, 2007.

Had the Group's premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2007 would have been US$3,141,000 (2006: US$4,327,000).

The industrial buildings in Mainland China are held under medium term leases.

Certain of the Group's buildings and plant and machinery in Mainland China have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Included in the balance of construction in progress of the Group as at 31st December, 2006 were construction in progress built on lands with a net book value of approximately US$10,195,000 in respect of which the Group had not yet obtained the relevant land use rights of such lands. The relevant land use rights had been obtained during the current year.

The Group carried out reviews of the recoverable amounts of its property, plant and machinery in 2006 and 2007, having regard to its ongoing improvement of product lines and the market conditions of the Group's products. These assets are used in the Group's feedmill and poultry operations and trading of agricultural products segment. The reviews led to the recognition of an impairment loss arising from suspension of production lines and obsolescence of property, plant and machinery amounting US$29,044,000 (2006: US$5,785,000), that has been recognised in the consolidated income statement.

The recoverable amounts of property, plant and equipment cash-generating units have been determined based on a value in use calculation using cash flow projections according to financial budgets covering a five-year period approved by senior management. The discount rate applied to the cash flow projections is 5.81% (2006: 4.85%), which is the cost of capital of the Group.

Key assumptions were used in the value in use calculation of property, plant and equipment cash-generating units for 31st December, 2007 and 31st December, 2006. The following describes each key assumption on which management has based its cash flow projection to undertake impairment testing of property, plant and equipment.

Budgeted gross margin – The basis used to determine the value assigned to the budgeted gross margins is the average gross margin achieved in the year immediately before the budget year and increased for expected efficiency in production.

Discount rates – The discount rates used are before tax and reflect specific risks relating to the relevant units.

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Furniture, fixtures and equipment 2007 US$'000	2006 US$'000
Cost:		
At beginning of year	1,183	942
Additions	37	536
Disposals	–	(295)
At end of year	1,220	1,183
Accumulated depreciation:		
At beginning of year	581	647
Depreciation provided during the year	283	227
Disposals	–	(293)
At end of year	864	581
Net book value:		
At end of year	356	602
At beginning of year	602	295

20. INVESTMENT PROPERTIES

	Group	
	2007	2006
	US$'000	US$'000
Long term leases in Hong Kong, at valuation:		
At beginning of year	269	121
Transfers from owner-occupied properties *(note 19)*	1,428	101
Net gain from a fair value adjustment*	559	47
At end of year	2,256	269
Medium term leases in Mainland China, at valuation:		
At beginning of year	3,860	3,064
Transfers from owner-occupied properties *(note 19)*	–	752
Net gain/(loss) from a fair value adjustment*	323	(105)
Exchange realignment	272	149
At end of year	4,455	3,860
	6,711	4,129

* Total fair value gain credited to the consolidated income statement during the year was US$882,000 (note 9) (2006: fair value loss of US$58,000 (note 10)).

The investment property in Hong Kong is held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2007.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at 31st December, 2007.

20. INVESTMENT PROPERTIES (continued)

Details of the investment properties are as follows:

Location	Use
Portions of 21/F., of Far East Finance Centre, 16 Harcourt Road, Hong Kong	Office premises for rental
Portions of block 1, 12/F., of Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai County, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

21. LAND LEASE PREPAYMENTS

	Group	
	2007	2006
	US$'000	*US$'000*
At beginning of year	48,731	38,282
Additions	994	10,396
Disposals	(255)	(750)
Amortisation during the year *(note 12)*	(2,369)	(1,061)
Exchange realignment	3,457	1,864
At end of year	50,558	48,731

The land lease prepayments are held on a medium term basis and are situated in Mainland China.

Included in the Group's balances are lands with net book value of approximately US$1,449,000 for which the Group had not yet obtained the relevant land use rights as at 31st December, 2006. The relevant land use rights had been obtained during the current year.

Certain of the Group's land lease prepayment have been pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

22. NON-CURRENT LIVESTOCK

	Group	
	2007	2006
	US$'000	US$'000
Livestock:		
at fair value	20,240	9,259
at cost	2,852	2,750
	23,092	12,009
	Number of pigs	
Physical quantity of pigs:		
Progeny pigs	117,578	114,700
Breeder pigs	18,319	19,638
	135,897	134,338

The Group's non-current livestock comprise progeny and breeder pigs owned by subsidiaries. The progeny pigs are raised for sale. The breeder pigs are held to produce further progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock are:

(i) progeny pigs aged up to 17 weeks are valued at cost as no active or liquid markets exist for these pigs; and

(ii) progeny pigs aged 18 weeks and above and breeder pigs are valued at fair value less estimated point-of-sale costs.

	Group	
	2007	2006
	US$'000	US$'000
A reconciliation of changes in the carrying amount is as follows:		
Carrying amount at 1st January	12,009	9,864
Increase due to purchases/raising	44,997	31,838
Gain/(loss) arising from changes in fair value less estimated point-of-sale costs, net *(notes 9 and 10)*	9,583	(1,151)
Decrease due to sales	(43,497)	(28,542)
Carrying amount at 31st December	23,092	12,009

23. INTERESTS IN SUBSIDIARIES

	Company	
	2007	2006
	US$'000	US$'000
Unlisted shares, at cost	171,069	72,374
Due from subsidiaries	181,636	273,774
Due to subsidiaries	(83,560)	(75,616)
	269,145	270,532
Impairment#	(88,400)	(88,400)
	180,745	182,132

An impairment was recognised for certain unlisted investments with a carrying amount of US$328,715,000 (2006: US$326,203,000) because the recoverable amounts of these subsidiaries are less than their investment costs.

The amounts due from and to subsidiaries are unsecured, interest-free (2006: bore interest at rates ranging from SIBOR plus 1.5% to LIBOR plus 1.75% per annum) and have no fixed terms of repayment. The carrying amounts of these amounts due from/to subsidiaries approximate to their fair values.

Particulars of the Company's principal subsidiaries are presented on pages 144 to 158 of the financial statements.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2007	2006
	US$'000	US$'000
Unlisted investments:		
Share of net assets	45,294	43,109
Due from jointly-controlled entities	47,891	45,944
Due to jointly-controlled entities	(28,795)	(4,340)
	64,390	84,713
Impairment#	(12,224)	(1,666)
	52,166	83,047

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

\# An impairment was recognised for certain unlisted investments with a carrying amount of US$12,224,000 (2006: US$1,666,000) because the recoverable amounts of these jointly-controlled entities are less than their investment costs. An impairment of US$10,558,000 was provided in the current year (2006: Nil).

The amounts due from and to jointly-controlled entities are unsecured, interest-free (2006: interest-free) and have no fixed terms of repayment. The carrying amounts of the amounts due from and to jointly-controlled entities approximate to their fair values.

Particulars of the jointly-controlled entities are presented on pages 159 to 162 of the financial statements.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following summary of the financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly-controlled entities involved in the agri-business and industrial business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2007 and 2006:

	2007		2006	
	Agri-business in Mainland China	**Industrial business in Mainland China**	Agri-business in Mainland China	Industrial business in Mainland China
	US$'000	***US$'000***	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	64,271	59,318	80,642	47,449
Available-for-sale investments	10,590	202	765	621
Long term receivables and other assets	1,638	348	1,182	326
Current assets	94,557	207,740	93,672	153,088
Current liabilities	(206,646)	(144,388)	(224,407)	(98,124)
Net current assets/(liabilities)	(112,089)	63,352	(130,735)	54,964
Non-current liabilities	(13,042)	(152)	(468)	–
Net assets/(liabilities)	(48,632)	123,068	(48,614)	103,360

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

	2007		2006	
	Agri-business in Mainland China US$'000	Industrial business in Mainland China US$'000	Agri-business in Mainland China US$'000	Industrial business in Mainland China US$'000
Shareholders' funds	(48,632)	122,982	(48,614)	103,311
Minority interests	–	86	–	49
	(48,632)	123,068	(48,614)	103,360
Revenue	449,316	367,769	469,403	301,980
Profit/(loss) before tax	(3,720)	17,635	(10,799)	17,027
Tax	(1,218)	(3,339)	(648)	(3,627)
Profit/(loss) for the year	(4,938)	14,296	(11,447)	13,400
Minority interests' share of profits and losses	–	(29)	–	5
Profit/(loss) attributable to shareholders	(4,938)	14,267	(11,447)	13,405
The Group's proportionate share of profits and losses after tax for the year	(4,515)	7,992	(5,128)	6,410

25. INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Unlisted investments:				
At cost	–	–	15,000	15,000
Share of net assets	11,684	14,978	–	–
Impairment	–	–	(15,000)	(15,000)
	11,684	14,978	–	–
Due from associates	15,958	11,823	14,773	14,773
Impairment #	–	–	(14,773)	(14,773)
	27,642	26,801	–	–

An impairment was recognised for an unlisted investment with a carrying amount of US$29,773,000 (2006: US$29,773,000) because the recoverable amount of the unlisted investment is less than its investment cost.

The amounts due from associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from associates approximate to their fair values.

Particulars of the associates are presented on page 163 of the financial statements.

A significant number of the Group's interests in associates are joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements, the Group is entitled to receive its attributable share of net assets upon liquidation of the joint ventures.

25. INTERESTS IN ASSOCIATES (continued)

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agri-business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2007 and 2006:

	Agri-business in Mainland China	
	2007	2006
	US$'000	US$'000
Property, plant and equipment and land lease prepayments	10,382	18,801
Available-for-sale investments	–	6,943
Long term receivables and other assets	9,339	1,176
Current assets	54,328	37,861
Current liabilities	(23,183)	(10,379)
Net current assets	31,145	27,482
Net assets	50,866	54,402
Shareholders' funds	49,885	53,514
Minority interests	981	888
	50,866	54,402

	2007	2006
	US$'000	US$'000
Revenue	147,778	125,790
Profit before tax	7,639	4,246
Tax	(770)	(804)
Profit after tax	6,869	3,442
Minority interests' share of profits and losses	(75)	(34)
Profit attributable to shareholders	6,794	3,408
Group's proportionate share of profits after tax for the year	3,397	1,704

26. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2007	2006
	US$'000	US$'000
Listed equity investments, at fair value	293	535
Unlisted equity investments, at cost	945	945
	1,238	1,480

During the year, the gross gain of the Group's available-for-sale investments recognised directly in equity amounted to US$75,000 (2006: Nil).

The fair values of listed equity investments are based on quoted market prices. The unlisted available-for-sale equity investments are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair values cannot be measured reliably. The valuation requires the directors to make estimates about the expected future cash flows including proceeds on subsequent disposal of the investments. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated equity, are reasonable, and that they were the most appropriate values at the balance sheet date.

27. GOODWILL

	Group	
	2007	2006
	US$'000	US$'000
At 1st January, net of accumulated impairment	2,515	2,703
Acquisition of additional interest in a subsidiary	413	–
Impairment during the year *(note 10)*	–	(188)
At 31st December, net of accumulated impairment	2,928	2,515

Goodwill acquired through business combinations has been allocated to feedmill and poultry operations. The recoverable amount of this cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

27. GOODWILL (continued)

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year; and

- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budgeted year where raw materials are sourced.

28. DEFERRED TAX

Deferred tax assets

	Group	
	2007 *US$'000*	2006 *US$'000*
At 1st January	2,011	2,404
Deferred tax charged to the consolidated income statement during the year *(note 16)*:		
Decelerated depreciation for tax purposes	–	(9)
Losses available for offset against future taxable profits	(1,905)	(384)
	(1,905)	(393)
At 31st December	106	2,011

At the balance sheet date, the deferred tax assets represented the tax effect of temporary differences on losses available for offset against future taxable profits of US$106,000 (2006: US$ 2,011,000).

Deferred tax liabilities

There were no material unprovided deferred tax liabilities in respect of the year and as at the balance sheet date (2006: Nil)

At the balance sheet date, the Group had unused tax losses amounting to US$237,672,000 (2006: US$253,959,000) for which a deferred tax asset has not been recognised, as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised. The unused tax losses are due to expire within two to five years.

29. CURRENT LIVESTOCK

	Group	
	2007	2006
	US$'000	US$'000
Breeder chicks	13,835	9,202
Hatchable eggs	3,407	2,279
Day-old chicks	17,798	6,654
	35,040	18,135
Impairment	(706)	(380)
	34,334	17,755

Due to the generally short breeding and raising cycle of the chicks and because an active market does not exist, these livestock are classified as current assets and are stated at cost less impairment and a reconciliation of changes in the carrying amount of these biological assets between the beginning and the end of the current financial year is not presented.

30. INVENTORIES

	Group	
	2007	2006
	US$'000	US$'000
Raw materials	193,908	133,208
Work in progress	9,896	8,140
Finished goods	53,068	43,158
	256,872	184,506
Less: Write-down of inventories to net realisable value	(8,271)	(7,473)
	248,601	177,033

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 90 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aging analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	Group	
	2007	2006
	US$'000	US$'000
Less than 90 days	**33,696**	23,333
91 to 180 days	**650**	1,022
181 to 360 days	**782**	350
Over 360 days	**1,529**	1,425
	36,657	26,130
Impairment	**(1,633)**	(1,216)
	35,024	24,914
Other receivables and deposits	**39,496**	34,365
	74,520	59,279

The movements in provision for impairment of accounts receivable are as follows:

	Group	
	2007	2006
	US$'000	US$'000
At 1st January	**1,216**	5,101
Impairment losses recognised/(reversed) *(note 12)*	**417**	(3,885)
At 31st December	**1,633**	1,216

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of US$1,633,000 (2006: US$1,216,000) with a carrying amount of US$1,633,000 (2006: US$1,216,000). The individually impaired accounts receivable relate to customers that were in financial difficulties. The Group does not hold any collateral or other credit enhancements over these balances.

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS (continued)

The aging analysis of the accounts receivable that are not considered to be impaired is as follows:

	Group	
	2007	2006
	US$'000	*US$'000*
Neither past due nor impaired	**33,696**	23,333
Less than 180 days past due	**650**	1,022
Over 180 days past due	**678**	559
	35,024	24,914

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

32. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of the amounts due from and to related companies approximate to their fair values.

33. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2007	2006	**2007**	2006
	US$'000	*US$'000*	***US$'000***	*US$'000*
Time deposits	**12,573**	19,962	**2,230**	–
Less: Pledged time deposits for long term bank loans	**(4,200)**	(10,199)	**–**	–
	8,373	9,763	**2,230**	–
Cash and bank balances	**74,479**	45,344	**1,081**	961
Cash and cash equivalents	**82,852**	55,107	**3,311**	961

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in Renminbi ("RMB") amounted to US$81,259,000 (2006: US$63,758,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

34. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aging analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	Group	
	2007	2006
	US$'000	*US$'000*
Less than 90 days	**155,681**	98,640
91 to 180 days	**7,491**	7,845
181 to 360 days	**6,207**	5,126
Over 360 days	**4,046**	3,126
	173,425	114,737
Other payables and accrued expenses	**162,298**	136,859
	335,723	251,596

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

35. INTEREST-BEARING BANK AND OTHER LOANS

	2007			2006		
	Contractual interest rate (%)	Maturity	US$'000	Contractual interest rate (%)	Maturity	US$'000
Group						
Current						
Bank loans, secured	4.9 – 9.2	2008	169,189	4.6 – 9.4	2007	185,607
Bank loans, unsecured	5.0 – 9.8	2008	262,888	4.7 – 9.1	2007	249,788
Short term other loans, unsecured	–	–	–	6.8	2007	55
			432,077			435,450
Non-current						
Bank loans, secured	4.9 – 8.2	2009 – 2012	19,096	5.9 – 8.2	2008 – 2011	9,366
Bank loans, unsecured	5.0 – 8.2	2009 – 2012	106,481	5.0 – 5.6	2008 – 2012	118,250
			125,577			127,616
			557,654			563,066
Company						
Current						
Bank loans, unsecured	7.5	2008	15,925	7.5 – 8.3	2007	12,975
Non-current						
Bank loans, unsecured	7.5	2009 – 2012	93,725	5.0 – 5.6	2008 – 2012	109,650
			109,650			122,625

35. INTEREST-BEARING BANK AND OTHER LOANS (continued)

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Analysed into:				
Bank loans and other loans repayable within a period:				
Not exceeding one year or on demand	432,077	435,450	15,925	12,975
Of more than one year, but not exceeding two years	39,207	25,291	20,738	15,925
Of more than two years, but not exceeding five years	86,370	85,879	72,987	77,363
Of more than five years	–	16,446	–	16,362
	557,654	563,066	109,650	122,625

Certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209,893,000 (2006: US$187,641,000) and US$30,861,000 (2006: US$17,987,000), respectively, and pledged deposits of US$4,200,000 (2006: US$10,199,000) have been pledged as security for various short and long term bank loans.

Except for the unsecured bank loans with an aggregate carrying amount of US$109,650,000 (2006: US$122,625,000), which are denominated in United States dollars and bear interest at floating interest rates, and secured bank loans with an aggregate carrying amount of US$7,269,000 (2006: Nil), which are denominated in Hong Kong dollars and bear interest at floating interest rates, all bank and other loans are denominated in RMB and bear interest at fixed interest rates.

Interest on the Group's bank and other loans is payable at various rates ranging from 4.9% to 9.8% (2006: 4.6% to 9.4%) per annum. The carrying amounts of bank and other loans approximate to their fair values.

36. SHARE CAPITAL

Shares

	Group and Company	
	2007	2006
	US$'000	*US$'000*
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	**150,000**	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	**28,898**	28,898

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

Warrants

Pursuant to a subscription agreement dated 2nd March, 2005 entered into between the Company and Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholders of the Company, Worth Access has been granted warrants to subscribe for 577,940,000 shares under the following conditions:

Exercise Period	Exercise Price
From 22nd April, 2006 to 21st April, 2007	HK$0.50 per share
From 22nd April, 2007 to 21st April, 2008	HK$0.55 per share

At the balance sheet date, no warrant has been exercised by Worth Access.

36. SHARE CAPITAL (continued)

Share option scheme

The Company has adopted a share option scheme (the "Old Scheme") on 10th April, 1992, which expired on 9th April, 2002 and a share option scheme (the "Scheme") on 26th November, 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives, employees of the Group and those participants, in the Board's opinion, have contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of the offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

36. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the Old Scheme and the Scheme during the year:

	Weighted average Exercise price *HK$*	*Number of options*
At 1st January, 2006, 31st December, 2006, 1st January, 2007, and 31st December, 2007	0.3776	697,744,234

The exercise prices and exercise periods of the share options outstanding as at 31st December, 2007 and 2006 are as follows:

Number of shares	Exercise price *HK$*	Exercise period
50,200,000	0.3875	10th August, 1998 to 10th August, 2008
215,848,078	0.3900	26th February, 2003 to 25th February, 2013
194,848,078	0.3900	3rd May, 2004 to 2nd May, 2014
236,848,078	0.3540	19th May, 2005 to 18th May, 2015
697,744,234		

At the balance sheet date, the Company had 697,744,234 share options outstanding under the Old Scheme and the Scheme, which represented approximately 24% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 697,744,234 additional ordinary shares and cash proceeds to the Company of approximately HK$263,468,000 (US$33,778,000) before the related issue expenses.

37. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and the previous year are presented in the consolidated statement of changes in equity on page 53 of the financial statements.

The nature of the Group's expansion and reserve funds is set out in note 38 to the financial statements.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

(b) Company

	Note	Share premium account *US$'000*	Share option reserve *US$'000*	Accumulated losses *US$'000*	Total *US$'000*
At 1st January, 2006		73,897	8,470	(25,349)	57,018
Loss for the year	17	–	–	(27,541)	(27,541)
At 31st December, 2006 and 1st January, 2007		73,897	8,470	(52,890)	29,477
Profit for the year	17	–	–	14,386	14,386
At 31st December, 2007		73,897	8,470	(38,504)	43,863

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 6 to the financial statements. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to accumulated losses should the related option expire or be forfeited.

38. ACCUMULATED LOSSES

	Group	
	2007	2006
	US$'000	*US$'000*
Retained in:		
Company	(38,504)	(52,890)
Reversals of provisions for impairment losses of investments in subsidiaries	88,400	88,400
	49,896	35,510
Subsidiaries	(109,974)	(98,201)
Jointly-controlled entities	(78,471)	(71,390)
Associates	18,828	15,431
	(119,721)	(118,650)

A significant number of the Group's interests in subsidiaries, jointly-controlled entities and associates are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves. These appropriations include the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the income statement before arriving at a net profit in accordance with IFRSs.

39. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

40. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of a subsidiary

	Note	2007 *US$'000*	2006 *US$'000*
Net assets disposed of:			
Property, plant and equipment		–	10,044
Due to a related company		–	(2)
		–	10,042
Gain on disposal of a subsidiary	9	–	261
		–	10,303
Satisfied by:			
Cash		–	10,303

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2007 *US$'000*	2006 *US$'000*
Cash consideration	–	10,303

41. COMMITMENTS

The Group had the following commitments at the balance sheet date:

	2007 US$'000	2006 US$'000
Authorised, but not contracted for:		
Capital contributions payable to subsidiaries	1,372	3,165
Machinery and equipment	56	9
	1,428	3,174
Contracted, but not provided for:		
Machinery and equipment	4,122	4,708
	5,550	7,882

In addition, the Group's share of capital commitments of the associates and the jointly-controlled entities, which were not included in the above, is as follows:

	2007 US$'000	2006 US$'000
Contracted, but not provided for	113	312

42. OPERATING LEASE ARRANGEMENTS

(i) As lessee

(a) At 31st December, 2007, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2007 US$'000	2006 US$'000
Buildings:		
Within one year	2,150	1,996
In the second to fifth years, inclusive	6,844	6,451
After five years	15,455	13,637
	24,449	22,084
Plant and machinery:		
Within one year	564	501
In the second to fifth years, inclusive	1,226	1,044
After five years	1,562	1,072
	3,352	2,617

(b) The Group's share of operating lease commitments of the associates and jointly-controlled entities is as follows:

	2007 US$'000	2006 US$'000
Buildings:		
Within one year	94	97
In the second to fifth years, inclusive	385	408
After five years	725	1,225
	1,204	1,730
Plant and machinery:		
Within one year	19	2
In the second to fifth years, inclusive	75	9
After five years	543	–
	637	11

42. OPERATING LEASE ARRANGEMENTS (continued)

(ii) As lessor

At 31st December, 2007, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	2007 US$'000	2006 US$'000
Buildings:		
Within one year	136	279
In the second to fifth years, inclusive	574	454
After five years	967	419
	1,677	1,152
Plant and machinery:		
Within one year	41	487
In the second to fifth years, inclusive	165	284
After five years	1,358	–
	1,564	771

43. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of the Group's guarantees at the balance sheet date not provided for in the financial statements are as follows:

	2007 *US$'000*	2006 *US$'000*
Guarantees given to banks in connection with facilities granted to jointly-controlled entities	8,821	9,423
Guarantees given to a financial institution for facilities granted to jointly-controlled entities	19,000	–
	27,821	9,423

(ii) In the prior years, one of the Group's associates (the "Associate") is being investigated by the Hong Kong Inland Revenue Department (the "IRD") regarding prior years' tax computations of certain of its subsidiaries (the "Subsidiaries").

During the year, the Subsidiaries denied the claim by the IRD and both the Subsidiaries and the IRD were summoned to appear in the District Court. On 8th June, 2007, the District Court made a decision in favour to the IRD and the Subsidiaries were liable to the tax amount together with surcharge of US$2,423,000 for the years of assessment from 1997/98 to 1999/2000.

On 18th October, 2007, the IRD issued a tax determination (the "Determination") to the Subsidiaries for the years of assessment from 1993/94 to 1998/99 for US$4,448,000. However, the management of the Associate denied the above Determination and lodged a formal notice of appeal in November, 2007 to the Board of Review to object the Determination made.

A provision of US$2,800,000 was made in the financial statements in the prior years. Should the IRD's final assessment be against the Subsidiaries and should the Subsidiaries be required to pay additional tax, the directors of the Company, based on current information, believe that the amount of the Group's share of the additional tax ultimately payable would be immaterial to the Group.

44. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sales and purchase transactions, together with certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont, Thanakorn Seriburi and Damrongdej Chalongphuntarat, directors of the Company have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Group	
		2007	2006
	Note	*US$'000*	US$'000
Sales of goods to jointly-controlled entities and associates	(i)	27,874	22,366
Sales of goods to related companies	(i)	41,736	48,894
Purchases of raw materials from jointly controlled entities and associates	(ii)	39,626	47,791
Purchases of raw materials from related companies	(ii)	2,679	1,071

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Group paid a technical fee of US$30,769 (2006: US$61,538) to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, a director of the Company, has a beneficial interest in the share capital of Dynamic Corporate Services Limited.

(c) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., an indirect wholly-owned subsidiary of the Company, received rental income of approximately US$676,000 (2006: US$616,000) from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(d) On 20th December, 2007, the Company entered into an equity transfer contract to dispose of its whole 60% equity interest in Jiangsu Chia Tai Seeds Co., Ltd to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$369,000 resulting in a gain of approximately US$11,000 (note 9).

44. RELATED PARTY TRANSACTIONS (continued)

(e) Details of the outstanding balances with related parties are included in note 32 to the financial statements.

(f) In the prior year, on 7th September, 2006, C.T. Progressive (Investment) Ltd., a wholly-owned subsidiary of the Company, entered into an agreement to sell the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited, to Excel Prominent Limited, a company indirectly held by the Company's controlling shareholders, at a total consideration of RMB82,000,000 (equivalent to approximately US$10,303,000).

(g) Compensation of key management personnel of the Group:

	2007 *US$'000*	2006 *US$'000*
Short term employee benefits	**4,178**	3,242

The key management personnel of the Group are 11 directors and 5 senior management staff (2006: 15 directors and 3 senior management staff). Further details of directors' emoluments are included in note 13 to the financial statements.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a) and the compensation of key management personnel in (h), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

45. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Group

2007

Financial assets

	Loans and receivables US$'000	Available-for-sale investments US$'000	Total US$'000
Due from jointly-controlled entities *(note 24)*	47,891	–	47,891
Due from associates *(note 25)*	15,958	–	15,958
Available-for-sale investments *(note 26)*	–	1,238	1,238
Accounts receivable *(note 31)*	35,024	–	35,024
Bills receivable	9,705	–	9,705
Due from minority shareholders	2,653	–	2,653
Due from related companies	10,038	–	10,038
Financial assets included in other receivables and deposits *(note 31)*	39,496	–	39,496
Pledged deposits *(note 33)*	4,200	–	4,200
Cash and cash equivalents *(note 33)*	82,852	–	82,852
	247,817	1,238	249,055

Financial liabilities

	Financial liabilities at amortised cost US$'000
Accounts payable *(note 34)*	173,425
Bills payable	23,032
Other payables *(note 34)*	162,928
Due to related companies	10,898
Due to minority shareholders	6,834
Interest-bearing bank and other loans *(note 35)*	557,654
	934,771

45. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

Group

2006

Financial assets

	Loans and receivables US$'000	Available-for-sale investments US$'000	Total US$'000
Due from jointly-controlled entities *(note 24)*	45,944	–	45,944
Due from associates *(note 25)*	11,823	–	11,823
Available-for-sale investments *(note 26)*	–	1,480	1,480
Accounts receivable *(note 31)*	24,914	–	24,914
Bills receivable	4,675	–	4,675
Due from minority shareholders	5,620	–	5,620
Due from related companies	13,610	–	13,610
Financial assets included in other receivables and deposits *(note 31)*	34,365	–	34,365
Pledged deposits *(note 33)*	10,199	–	10,199
Cash and cash equivalents *(note 33)*	55,107	–	55,107
	206,257	1,480	207,737

Financial liabilities

	Financial liabilities at amortised cost US$'000
Accounts payable *(note 34)*	114,737
Bills payable	10,577
Other payables *(note 34)*	136,859
Due to related companies	22,182
Due to minority shareholders	10,203
Interest-bearing bank and other loans *(note 35)*	563,066
	857,624

45. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows: (continued)

Financial assets	Company	
	2007	2006
	Loans and receivables	Loans and receivables
	US$'000	*US$'000*
Financial assets included in other receivables and deposits	**746**	342
Due from subsidiaries *(note 23)*	**181,636**	273,774
Due from an associate *(note 25)*	**14,773**	14,773
Cash and cash equivalents *(note 33)*	**3,311**	961
	200,466	289,850

Financial liabilities		
	2007	2006
	Financial liabilities at amortised cost	Financial liabilities at amortised cost
	US$'000	*US$'000*
Other payables	**2,747**	3,037
Due to subsidiaries	**83,560**	75,616
Interest-bearing bank and other loans *(note 35)*	**109,650**	122,625
	195,957	201,278

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group policy is that not less than 70% of interest-bearing borrowings should at fixed interest rates. At 31st December, 2007, approximately 79% (2006: 78%) of the Group's interest-bearing borrowings bore interest at fixed rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group's loss before tax (through the impact on floating rate borrowings) and the Group's and the Company's equity.

	Group			Company	
	Increase/ (decrease) in basis points	Increase/ (decrease) in loss before tax	Increase/ (decrease) in equity	Increase/ (decrease) in basis points	Increase/ (decrease) in equity
		US$'000	*US$'000*		*US$'000*
2007					
Hong Kong dollar	5%	(16)	(16)	–	–
United States dollar	5%	(317)	(317)	5%	(317)
Hong Kong dollar	(5%)	16	16	–	–
United States dollar	(5%)	314	314	(5%)	314
2006					
United States dollar	5%	(379)	(379)	5%	(379)
United States dollar	(5%)	292	292	(5%)	292

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

A significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

(c) Fair value of financial instruments

(i) *Cash and cash equivalents, accounts and bills receivables, and accounts and bills payable*

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 90-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c) Fair value of financial instruments (continued)

(ii) *Amounts due from and to related companies and minority shareholders*

The carrying amounts of the receivables from and payables to related companies approximate to their fair values.

(iii) *Interest-bearing bank and other loans*

The carrying amounts of interest-bearing bank and other loans approximate to their fair values.

(d) Foreign currency risk

The Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in RMB exchange rate, with all other variables held constant, of the Group's profit before tax and the Group's and the Company's equity (due to changes in the fair value of monetary assets and liabilities of the Group's foreign subsidiaries).

	Increase/ (decrease) in RMB rate	Increase/ (decrease) in profit/(loss) before tax *US$'000*	Increase/ (decrease) in equity *US$'000*
2007			
If Hong Kong dollar weakens against RMB	3%	(10,810)	(10,810)
If Hong Kong dollar strengthens against RMB	(3%)	10,810	10,810
2006			
If Hong Kong dollar weakens against RMB	3%	(11,880)	(11,880)
If Hong Kong dollar strengthens against RMB	(3%)	11,880	11,880

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and other interest-bearing loans. The Group's policy is that not more than 80% of borrowing should mature in any 12-month period. Approximately 77% of the Group's debts would mature in less than one year as at 31st December, 2007 (2006: 77%) based on the carrying value of borrowings reflected in the financial statements.

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

Group	2007					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 Years US$'000	Over 5 years US$'000	Total US$'000
Accounts payable *(note 34)*	–	155,681	13,698	4,046	–	173,425
Bills payable	–	23,032	–	–	–	23,032
Other payables and accrued Expenses *(note 34)*	162,298	–	–	–	–	162,298
Due to related companies	10,898	–	–	–	–	10,898
Due to minority shareholders	6,834	–	–	–	–	6,834
Interest-bearing bank and other Loans	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

	2006					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 Years US$'000	Over 5 years US$'000	Total US$'000
Accounts payable *(note 34)*	–	98,640	12,971	3,126	–	114,737
Bills payable	–	10,577	–	–	–	10,577
Other payables and accrued Expenses *(note 34)*	136,859	–	–	–	–	136,859
Due to related companies	22,182	–	–	–	–	22,182
Due to minority shareholders	10,203	–	–	–	–	10,203
Interest-bearing bank and other Loans	–	134,624	300,826	111,170	16,446	563,066
	169,244	243,841	313,797	114,296	16,446	857,624

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk (continued)

Company

	2007					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 Years US$'000	Over 5 years US$'000	Total US$'000
Other payables and accrued expenses	2,747	–	–	–	–	2,747
Due to subsidiaries (*note 23*)	83,560	–	–	–	–	83,560
Interest-bearing bank and other loans (*note 35*)	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

	2006					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 Years US$'000	Over 5 years US$'000	Total US$'000
Other payables and accrued expenses	3,037	–	–	–	–	3,037
Due to subsidiaries (*note 23*)	75,616	–	–	–	–	75,616
Interest-bearing bank and other loans (*note 35*)	–	–	12,975	93,288	16,362	122,625
	78,653	–	12,975	93,288	16,362	201,278

(f) Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31st December, 2007 and 31st December, 2006.

The Group monitors capital using a total debt and debt to equity ratios, (debt to equity ratio is calculated by dividing the total borrowings by the equity including minority interests). The debt and debt equity ratios as at 31st December, 2007 were US$557.7 million and 492.6% respectively, as compared to US$563.1 million and 554.7% as at 31st December, 2006.

47. FINANCIAL RISK MANAGEMENT STRATEGIES RELATING TO LIVESTOCK

The Group is exposed to financial risks arising from the change in the cost and supply of feed and the selling prices of progeny pigs and chicks and related products, all of which are determined by constantly changing market forces of supply and demand, and other factors. The other factors include environmental regulations, weather conditions and livestock diseases. The Group has little or no control over these conditions and factors.

The Group is subject to risks affecting the frozen food industry, generally, including risks posed by food spoilage and contamination. Specifically, the meat industry is regulated by numerous environmental, health and food safety organisations and regulatory sanctions. The Group has put into place systems to monitor food safety risks throughout all stages of manufacturing and processing to mitigate these risks.

The Group is subject to risks relating to its ability to maintain animal health status. Livestock health problems could adversely impact production and consumer confidence. The Group monitors the health of its livestock on a daily basis and has procedures in place to reduce potential exposure to infectious diseases. Although policies and procedures have been put into place, there is no guarantee that the Group will not be affected by disease epidemics.

The livestock industry is exposed to risks associated with the supply and price of raw materials. The shortage in the supply of raw materials will result in adverse fluctuations in the price of feed and will ultimately increase the Group's production costs.

48. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Company has considered to explore different ways to improve/restructure the Group's financial position and business operations, which may include the possible disposal of substantially all the Group's feedmill and poultry operations and trading of agricultural products business. Certain selected financial information of the Group's feedmill and poultry operations and trading of agricultural products business as at and for the year ended 31st December, 2007 is set out in note 15 "Segment Information" to the financial statements.

As at the date of approval of these financial statements, no definite plan arising from the above has been formalised for submission to the board of directors for discussion and approval.

49. COMPARATIVE AMOUNTS

As further explained in note 4 to the financial statements, due to the adoption of the new and revised IFRSs during the current year, certain comparative amounts have been provided to conform with the current year's presentation and to show separately comparative amounts in respect of items disclosed for the first time in 2007.

50. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 27th March, 2008.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES

Subsidiaries

Details of the principal subsidiaries are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	80.0%*	80.0%*	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.	US$700,000	PRC/Mainland China	100.0%	100.0%*	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Investment holding
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100.0%*	100.0%*	Dormant
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	100.0%	100.0%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	Investment holding
Changsha Chia Tai Co., Ltd.	RMB134,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Chengdu Chia Tai Company Limited	US$6,300,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	Investment holding
Chia Tai (China) Investment Co., Ltd.	US$146,695,333	PRC/Mainland China	100.0%	100.0%	Investment holding and trading
Chia Tai (Fuzhou) Company Limited	US$10,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	66.0%*	66.0%*	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%*	100.0%*	Food catering
Chia Tai Food Product (Shanghai) Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%	100.0%*	Sale of agricultural products
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	100.0%*	100.0%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	100.0%*	100.0%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	90.0%*	90.0%*	Investment holding
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	100.0%*	100.0%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.	US$7,062,018	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Chia Tai Yueyang Company Limited	US$9,550,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed and chickens
Chia Tai (Wuhu) Co., Ltd.	RMB40,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Chia Tai (Wuhan) Institute of Life Science	RMB5,000,000	PRC/Mainland China	100.0%*	100.0%*	Production of seeds
Chongqing Chia Tai Company Limited	US$5,920,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.	US$4,520,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd.	US$5,398,500	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Chu Zhou Advance Feed Tech Co., Ltd.	RMB6,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Dalian Chia Tai Enterprise Co., Ltd.	RMB28,430,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed and chickens
Dun Hua Chia Tai Enterprise Co., Ltd.	US$3,459,500	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100.0%	100.0%	Investment holding
Ek Chor Company Limited	HK$27,800,000	Hong Kong	100.0%*	100.0%*	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100.0%*	100.0%*	Investment holding
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	100.0%*	100.0%*	Investment holding
Fuzhou Da Fu Company Limited	US$9,139,297	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed and chickens
Ganzhou Chia Tai Industrial Co., Ltd.	RMB18,000,000	PRC/Mainland China	80.0%*	80.0%*	Production and sale of animal feed
Grand Great Investments Limited	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Guang An Chia Tai Co., Ltd.	RMB24,500,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.	US$818,250.95	PRC/Mainland China	91.0%*	91.0%*	Production and sale of animal feed
Guide Luck Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Property investment
Guilin Chia Tai Co., Ltd.	US$3,720,000	PRC/Mainland China	85.0%*	85.0%*	Production and sale of animal feed
Guiyang Chia Tai Co., Ltd.	RMB10,001,932	PRC/Mainland China	100.0%*	100.0%*	Dormant
Guizhou Chia Tai Enterprise Co., Ltd.	RMB80,500,000	PRC/Mainland China	88.2%*	88.2%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.	US$7,141,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Hangzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Hannick Limited	HK$2	Hong Kong	100.0%*	100.0%*	Property investment

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Hefei Chia Tai Co., Ltd.	RMB195,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.	US$30,080,000	PRC/Mainland China	80.0%*	80.0%*	Production and sale of animal feed, chickens, processed meat and cereal and oil products
Heilongjiang Yongyuan Animal Technology Co., Ltd.	US$1,000,000	PRC/Mainland China	97.0%*	97.0%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.	US$5,100,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Huai An Chia Tai Feed Co., Ltd.	RMB13,000,000	PRC/Mainland China	58.0%*	58.0%*	Production and sale of animal feed
Huai Hua Chia Tai Co., Ltd.	US$3,900,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd.	RMB28,100,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Inner Mongolia Chia Tai Co., Ltd.	RMB36,868,015	PRC/Mainland China	93.9%*#	93.9%*#	Production and sale of animal feed
Jiamusi Chia Tai Co., Ltd.	US$6,000,000	PRC/Mainland China	65.0%*	65.0%*	Production and sale of animal feed, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd.	US$3,621,000	PRC/Mainland China	88.0%*	88.0%*	Production and sale of animal feed
Jilin Dahe Forage Co., Ltd.	RMB4,200,000	PRC/Mainland China	58.5%*	58.5%*	Dormant
Jinan Chia Tai Company Limited	US$1,718,000	PRC/Mainland China	65.0%*	65.0%*	Production and sale of animal feed
Jiu Jiang Chia Tai Feedstuff Co., Ltd.	RMB34,000,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed
Kunming Chia Tai Company Limited	US$6,405,300	PRC/Mainland China	92.4%*#	92.4%*#	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited	US$5,604,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Liuzhou Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Meihekou Chia Tai Enterprise Co., Ltd.	RMB25,000,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed
Mianyang Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	80.0%*	80.0%*	Production and sale of animal feed
Mu Dan Jiang Chia Tai Enterprise Co., Ltd.	RMB10,000,000	PRC/Mainland China	100.0%*	–	Production and sale of animal feed
Nanchang Chia Tai Livestock Co., Ltd.	RMB32,550,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed and chickens
Nanjing Chia Tai Livestock Co., Ltd.#####	RMB16,000,000	PRC/Mainland China	–	100.0%*	Production and sale of ducklings
Nanning Chia Tai Animal Husbandry Company Limited	US$6,774,500	PRC/Mainland China	91.6%*#	91.6%*#	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd.	US$16,050,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Nantong Chia Tai Feed Co., Ltd.	RMB60,000,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed
Nantong Chia Tai Technology Feed Co., Ltd.	RMB3,000,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd.	RMB20,000,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed
Nei Jiang Chia Tai Co., Ltd.	US$3,900,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited	US$7,415,300	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed and chickens
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	US$40,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.	US$2,761,321	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed
Pucheng Chia Tai Biochemistry Co., Ltd.	RMB100,000,000	PRC/Mainland China	69.5%*	69.5%*	Production and sale of chlortetracycline
Qingdao Chia Tai Agricultural Development Co., Ltd.	US$5,630,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Qingdao Chia Tai Company Limited	US$42,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed, chickens and processed meat
Qingdao Taifeng Livestock Technology Co., Ltd.	US$3,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.	RMB86,900,000	PRC/Mainland China	77.0%*	77.0%*	Production and sale of animal feed, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited	RMB45,750,000	PRC/Mainland China	55.0%*	55.0%*	Manufacture and distribution of L-Lysine
Shaanxi Chia Tai Co., Ltd.	US$6,729,100	PRC/Mainland China	96.0%*##	96.0%*##	Production and sale of animal feed and chickens
Shandong Chia Tai Ling Hua Bio-tech Co., Ltd.	RMB120,000,000	PRC/Mainland China	55.3%*	55.3%*	Manufacture and distribution of L-Lysine
Shang Cai Chia Tai Co., Ltd.	RMB33,100,000	PRC/Mainland China	95.0%*####	95.0%*####	Production and sale of animal feed and chickens
Shanghai EK Chor Industrial Trading Co. Ltd.	US$200,000	PRC/Mainland China	100.0%*	100.0%*	Trading business

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Shanxi Chia Tai Company Limited	US$11,673,200	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd.	RMB6,700,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Shenyang Chia Tai Livestock Co., Ltd.	US$5,600,000	PRC/Mainland China	100.0%*###	100.0%*###	Production and sale of animal feed
Shenyang Chia Tai Poultry Co., Ltd	US$4,690,000	PRC/Mainland China	88.2%*	88.2%*	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited	RMB22,000,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd.	US$4,000,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of animal feed and chickens
Smart Gateway Limited	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	100.0%*	100.0%*	Investment holding
Standard Union Ltd.	HK$1,000,000	Hong Kong	100.0%*	100.0%*	Investment holding
Tai Zhou Chia Tai Feed Co., Ltd.	US$2,101,051	PRC/Mainland China	76.0%*	76.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Tianjin Chia Tai Agro-Industrial Co., Ltd.	RMB65,540,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited	US$23,812,500	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co., Ltd.	RMB34,250,000	PRC/Mainland China	93.4%*#	93.4%*#	Production and sale of animal feed and chickens
Wenjiang Chia Tai Livestock Co., Ltd.	RMB43,400,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	100.0%*	100.0%*	Property investment
World Home Limited	HK$10,000	Hong Kong	100.0%*	100.0%*	Property investment
Wuhan Chia Tai Co., Ltd.	US$3,750,000	PRC/Mainland China	100.0%*#	100.0%*#	Production and sale of animal feed
Wuhan Chia Tai Food Co., Ltd.	RMB93,000,000	PRC/Mainland China	90.0%*	90.0%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.	RMB10,000,000	PRC/Mainland China	80.8%*	80.8%*	Production and sale of seeds and medicine

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Xiamen Chia Tai Agriculture Co., Ltd.	RMB30,400,000	PRC/Mainland China	60.0%*	60.0%*	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.	RMB60,000,000	PRC/Mainland China	85.0%*	85.0%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.	RMB59,000,000	PRC/Mainland China	100.0%*	96.4%*	Production and sale of animal feed and chickens
Xianghe Chia Tai Co., Ltd.	US$9,800,000	PRC/Mainland China	100.0%	100.0%*	Production and sale of animal feed and poultry
Xiping Chia Tai Agriculture Development Co., Ltd.	RMB10,000,000	PRC/Mainland China	100.0%*	100.0%*	Operation of swine farms
Xuzhou Chia Tai Feed Co., Ltd.	RMB16,000,000	PRC/Mainland China	65.0%*	65.0%*	Production and sale of animal feed
Yi Chang Chia Tai Co., Ltd.	US$12,090,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed and operation of swine farms

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Yi Chang Chia Tai Animal Husbandry Co., Ltd.	RMB11,000,000	PRC/Mainland China	100.0%*	100.0%*	Operation of swine farms
Yili Chia Tai Livestock Co., Ltd.#####	RMB5,000,000	PRC/Mainland China	–	91.0%*	Production and sale of animal feed
Yinchuan Chia Tai Co., Ltd.	RMB6,000,000	PRC/Mainland China	85.0%*	85.0%*	Production and sale of animal feed
Yongan Chia Tai Co., Ltd.	RMB7,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.	RMB40,000,000	PRC/Mainland China	100.0%*	100.0%*	Production and sale of animal feed
Zhumadian Chia Tai Company Limited	RMB28,060,000	PRC/Mainland China	61.0%*	55.0%*	Production and sale of animal feed
Zhumadian Huazhong Chia Tai Co., Ltd.	RMB72,000,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of chlortetracycline

Notes:

- * Held by subsidiaries.
- ** Deferred share capital.
- # The Group is only entitled to 85% of the subsidiary's earnings. The remaining 15% is attributable to a PRC entity.
- ## The Group is only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% is attributable to a PRC entity.
- ### The Group is only entitled to 87.5% of the subsidiary's earnings. The remaining 12.5% is attributable to a PRC entity.
- #### The Group is only entitled to 95% of the subsidiary's earnings. The remaining 5% is attributable to a PRC entity.
- ##### Deregistered during the year

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-controlled entities

Details of the jointly-controlled entities are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Beijing Chia Tai Feedmill Limited	US$5,000,000	PRC/Mainland China	33.2%	33.2%	Production and sale of animal feed
Beijing Chia Tai Livestock Co. Limited	RMB50,000,000	PRC/Mainland China	33.2%	33.2%	Production and sale of animal feed
Beijing Dafa Chia Tai Co., Ltd.	US$28,686,085	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed, chickens and processed food
Beijing Poultry Breeding Company Limited	US$15,355,638	PRC/Mainland China	36.0%	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC/Mainland China	50.0%	50.0%	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC/Mainland China	50.0%	50.0%	Property investment
Chia Tai Tianjin Livestock Machinery Co., Ltd.	US$2	British Virgin Islands	50.0%	50.0%	Investment holding
Chong Qing Dezhong Machine Manufacture Co., Ltd.	RMB8,550,000	PRC/Mainland China	26.6%	26.6%	Production and sale of motorcycle and automotive carburetors

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-controlled entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	50.0%	50.0%	Investment holding and trading of machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	50.0%	50.0%	Trading of Caterpillar products
Gansu ECI-Metro Engineering Machinery Service Co., Ltd	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI-Metro Machinery Co., Ltd	US$320,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Han Dan Chia Tai Feed Co., Ltd.	RMB11,200,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed
Henan East Chia Tai Co., Ltd.	US$5,400,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed and operation of swine farms
Huai Lai Xian Sunda Food Co., Ltd.	US$2,270,000	PRC/Mainland China	50.0%	–	Production and sale of animal feed, chickens and processed meat
Hunan Chia Tai Animal Husbandry Co., Ltd.	RMB20,000,000	PRC/Mainland China	50.0%	50.0%	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	RMB10,000,000	PRC/Mainland China	40.0%	40.0%	Production and sale of quality rice
Jiangsu Chia Tai Seeds Co., Ltd. *	RMB30,100,000	PRC/Mainland China	–	60.0%*	Production and sale of seeds

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-controlled entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Jilin Chia Tai Company Limited	RMB16,000,000	PRC/Mainland China	45.0%	45.0%	Production and sale of animal feed and chickens
Jilin Chia Tai Enterprise Co., Ltd.	US$8,284,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed
Kaifeng Chia Tai Company Limited	US$14,100,000	PRC/Mainland China	50.0%	50.0%	Production and sale of animal feed, chickens and cereal and oil products
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	55.0%*	55.0%*	Production and sale of motorcycles and spare parts
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Machinery Co., Ltd.	US$650,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Tangshan Chia Tai Feedmill Co., Ltd.	RMB30,800,000	PRC/Mainland China	38.3%	38.3%	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-controlled entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Tianjin Chia Tai Machinery Company Limited	US$4,737,602	PRC/Mainland China	50.0%	50.0%	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	50.0%	50.0%	Investment holding
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	50.0%	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	28.0%	28.0%	Production and sale of motorcycle and automotive carburettors

- Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

* Disposed of during the year

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Associates

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2007	2006	Principal activities
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong	50.0%	50.0%	Production and sale of animal feed and premix and operation of chicken and swine farms
Lotus Distribution International Limited	US$50,000,000	British Virgin Islands	30.0%	30.0%	Investment holding

CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Mr. Sumet Jiaravanon
(*Chairman*)
Mr. Dhanin Chearavanont
(*Executive Chairman*)
Mr. Thanakorn Seriburi
(*Executive Vice Chairman*)
Mr. Meth Jiaravanont
(*Executive Vice Chairman*)
Mr. Anan Athigapanich
(*Executive Vice Chairman*)
Mr. Damrongdej Chalongphuntarat
(*Chief Executive Officer*)
Mr. Robert Ping-Hsien Ho
(*Chief Financial Officer*)
Mr. Bai Shanlin
(*Chief Operating Officer*)
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont

INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

AUDIT COMMITTEE
Mr. Ma Chiu Cheung, Andrew
(*Chairman*)
Mr. Kowit Wattana
Mr. Sombat Deo-isres

REMUNERATION COMMITTEE
Mr. Dhanin Chearavanont
(*Chairman*)
Mr. Meth Jiaravanont
Mr. Kowit Wattana
Mr. Sombat Deo-isres
Mr. Ma Chiu Cheung, Andrew

QUALIFIED ACCOUNTANT
Ms. Wong Pui Shan

COMPANY SECRETARY
Ms. Chan Pui Shan, Bessie

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL PLACE OF BUSINESS
21/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

AUDITORS
Ernst & Young
Certified Public Accountants
18/F., Two International Finance Centre
8 Finance Street
Central
Hong Kong

LEGAL ADVISERS
Hong Kong
Morrison & Foerster
41/F., Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Bermuda
Appleby Spurling Hunter
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL BANKERS
Krung Thai Bank Public Company Limited
Citibank (Hong Kong) Limited

SHARE REGISTRARS
Hong Kong
Computershare Hong Kong Investor Services Limited
46/F., Hopewell Centre
183 Queen's Road East
Hong Kong

Bermuda
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Hamilton
Bermuda

SHARE LISTING
The Stock Exchange of Hong Kong Limited
Stock Code: 43

ADR FACILITIES
Sponsored Level 1
American Depositary Receipt
Ratio: 1 ADR = 25 Ordinary Shares
Exchange : OTC
Symbol: CPKPY
CUSIP: 125918201

Depository
The Bank of New York
American Depositary Receipts Division
22/F., 101 Barclay Street
New York NY 10286
U.S.A.

WEBSITE
http://www.cpp.hk

C.P. POKPHAND CO. LTD.
(Incorporated in Bermuda with limited liability)
(Stock Code:43)

